Filed pursuant to General Instruction II.L of Form F-10

File No. 333-290823

No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise.

This prospectus supplement (the “Prospectus Supplement”), together with the accompanying short form base shelf prospectus dated February 25, 2026 to which it relates, as amended or supplemented (the “Base Shelf Prospectus”), and each document incorporated or deemed to be incorporated by reference in this Prospectus Supplement and in the Base Shelf Prospectus, constitutes a public offering of these securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities. See “Plan of Distribution”.

Information has been incorporated by reference in this Prospectus Supplement, and in the Base Shelf Prospectus to which it relates from documents filed with securities commissions or similar authorities in Canada and with the United States Securities and Exchange Commission (the “SEC”). Copies of the documents incorporated herein by reference may be obtained on request without charge from the Corporate Secretary of Draganfly Inc. at 235 103rd St E, Saskatoon, SK, S7N 1Y8 (telephone 1-800-979-9794), and are also available electronically at www.sedarplus.ca and www.sec.gov.

PROSPECTUS SUPPLEMENT

TO THE SHORT FORM BASE SHELF PROSPECTUS DATED FEBRUARY 25, 2026

New Issue	February 26, 2026

DRAGANFLY INC.

2,477,500 Common Shares

This Prospectus Supplement, together with the accompanying Base Shelf Prospectus of Draganfly Inc. (“Draganfly”, the “Company”, “we”, “us” or “our”), relates to: (i) up to 2,120,000 common shares of Draganfly (the “Pre-Funded Warrant Shares”) issuable from time to time upon the exercise of 2,120,000 pre-funded common share purchase warrants (the “Pre-Funded Warrants”) expected to be issued by the Company pursuant to the Common Share Offering (defined below); (ii) up to 357,500 common shares of Draganfly (the “Placement Agent Shares”, and, together with the Pre-Funded Warrant Shares, the “Shares”) issuable from time to time upon the exercise of 357,500 common share purchase warrants (the “Placement Agent Warrants”) expected to be issued to the Placement Agent (defined below) as compensation for the Offering; and (iii) such indeterminate number of additional Pre-Funded Warrant Shares (together, the “Anti-Dilution Shares”) that may be issuable by reason of the anti-dilution provisions contained in the Pre-Funded Warrant Certificate (as defined herein) (the “Offering”). See “Description of Securities Being Distributed”.

The Company filed a prospectus supplement dated February 26, 2026 (the “Pricing Supplement”) to its Base Shelf Prospectus with the securities commission or similar regulatory authority in each of the provinces of British Columbia, Saskatchewan and Ontario, and in connection therewith a prospectus supplement dated February 26, 2026 to its registration statement on Form F-10 with the SEC relating to the offering (the “Common Share Offering”) by the Company to the public in the United States of 5,030,000 common shares (the “Common Shares”) at a price of US$7.00 per Common Share and 2,120,000 Pre-Funded Warrants (for purchasers of Common Shares that would otherwise result in the purchaser’s beneficial ownership exceeding 4.99% of our outstanding Common Shares of the Company immediately following the consummation of the Offering) at a price of US$6.9999 per Pre-Funded Warrant.

i

Each Pre-Funded Warrant will entitle the holder thereof to purchase one Pre-Funded Warrant Share at an exercise price of CA$0.00014 (the Canadian dollar equivalent of US$0.0001) per Pre-Funded Warrant Share. The Pre-Funded Warrants will be immediately exercisable (subject to the beneficial ownership cap) and may be exercised at any time until all of the Pre-Funded Warrants are exercised in full. A holder of Pre-Funded Warrants will not have the right to exercise any portion of its Pre-Funded Warrants if the holder, together with its affiliates, would beneficially own in excess of 4.99% (or, at the election of the holder, such limit may be increased to up to 9.99%) of the number of Common Shares outstanding immediately after giving effect to such exercise.

Each Placement Agent Warrant will entitle the holder thereof to purchase an Placement Agent Share at an exercise price of CA$11.9744 (the Canadian dollar equivalent of US$8.75) per Placement Agent Share (the “Placement Agent Warrant Exercise Price”) at any time until 5:00 p.m. (Toronto time) on the on the date (the “Placement Agent Warrant Expiry Date”) that is three (3) years from the closing of the Common Share Offering.

The exercise price of the Pre-Funded Warrants and Placement Agent Warrants was determined by negotiation between the Company and Maxim Group LLC (“Maxim”), who is acting as exclusive placement agent for the Common Offering (the “Placement Agent”) on behalf of syndicate of agents including Raymond James Ltd. and Ladenburg Thalmann & Co. Inc.

This Prospectus Supplement is filed pursuant to (i) the Base Shelf Prospectus filed in the provinces of British Columbia, Saskatchewan and Ontario, and (ii) a base shelf prospectus filed as part of the Company’s registration statement on Form F-10 (File No. 333-290823) (as amended, the “U.S. Registration Statement”) filed with and declared effective by the SEC under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”).

All dollar amounts in this Prospectus Supplement are in United States dollars, unless otherwise indicated. See “Exchange Rate Information”.

All references to “Pre-Funded Warrant Shares” and “Shares” in this Prospectus Supplement include the Anti-Dilution Shares, as the context permits or requires.

An investment in the Shares involves a high degree of risk. Prospective investors should carefully consider the risk factors described in and/or incorporated by reference in this Prospectus Supplement and the Base Shelf Prospectus. See “Cautionary Statement Regarding Forward-Looking Statements” and “Risk Factors”.

The Common Shares are listed on the Canadian Securities Exchange (the “CSE”) under the symbol “DPRO”, on the Frankfurt Stock Exchange under the symbol “3U8A” and on the Nasdaq Capital Market (“Nasdaq”) under the symbol “DPRO”. On February 26, 2026, the closing price of the Common Shares on the CSE and Nasdaq was CA$9.36 and US$6.86, respectively. The Company has given notice to the CSE to list the Common Shares and Shares on the CSE and notification has been or will be provided to Nasdaq. Listing of the Common Shares and Shares will be subject to the Company fulfilling the respective listing requirements of each of the CSE and Nasdaq. Closing of the Offering is subject to usual closing conditions.

The Placement Agent has not been involved in the preparation of, and has not performed any review of, this Prospectus Supplement.

The Offering is made by a Canadian issuer that is permitted, under a multijurisdictional disclosure system (“MJDS”) adopted by the United States and Canada, to prepare this Prospectus Supplement and the Base Shelf Prospectus in accordance with Canadian disclosure requirements. Prospective investors should be aware that such requirements are different from those of the United States. Annual financial statements for the year ended December 31, 2024 included or incorporated herein have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”) and may not be comparable to financial statements of United States companies.

ii

The enforcement by investors of civil liabilities under the United States federal securities laws may be affected adversely by the fact that the Company is incorporated or organized under the laws of a foreign country, that some or all of its officers and directors may be residents of a foreign country, that some or all of the experts named in this Prospectus Supplement and the Base Shelf Prospectus may be residents of a foreign country and that all or a substantial portion of the assets of the Company and said persons may be located outside the United States. See “Enforceability of Civil Liabilities”.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC, THE SECURITIES COMMISSION OF ANY STATE OF THE UNITED STATES OR ANY CANADIAN SECURITIES REGULATOR NOR HAVE ANY OF THE FOREGOING PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS SUPPLEMENT AND THE BASE SHELF PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Prospective investors should be aware that the acquisition, holding or disposition of the Shares described herein may have tax consequences both in the United States and in Canada. Such consequences for investors who are resident in, or citizens of, the United States and Canada may not be described fully herein. You should read the tax discussion contained in this Prospectus Supplement and consult your own tax advisor with respect to your own particular circumstances. See the sections titled “Certain U.S. Federal Income Tax Considerations” and “Risk Factors”.

The Company is not making any offer of the Shares in any jurisdiction where the offer is not permitted by law.

Thomas Modly, Tim Dunnigan and Christopher Miller are members of the board of directors of the Company that reside outside of Canada and have appointed DLA Piper (Canada) LLP, Suite 2700, 1133 Melville Street, Vancouver, British Columbia, Canada V6E 4E5, as agent for service of process. Purchasers are advised that it may not be possible for investors to enforce judgments obtained in Canada against any person or company that is incorporated, continued or otherwise organized under the laws of a foreign jurisdiction or resides outside of Canada, even if the party has appointed an agent for service of process.

The Company’s head office is located at 235, 103rd St. E, Saskatoon, SK, S7N 1Y8, and its registered office is located at Suite 2700, 1133 Melville Street, Vancouver, British Columbia, Canada V6E 4E5.

Lead Placement Agent

Maxim Group LLC

Co-Placement Agents

Raymond James Ltd.

Ladenburg Thalmann & Co. Inc.

iii

Table of Contents

Prospectus Supplement

TABLE OF CONTENTS

Base Shelf Prospectus

iv

GENERAL MATTERS

This document is in two parts. The first part is this Prospectus Supplement, which describes the terms of the Offering and adds to and updates information in the accompanying Base Shelf Prospectus and the documents incorporated by reference herein and therein. The second part is the accompanying Base Shelf Prospectus, which gives more general information, some of which may not apply to the Offering. This Prospectus Supplement is deemed to be incorporated by reference into the accompanying Base Shelf Prospectus solely for the purposes of this Offering. This Prospectus Supplement may add, update or change information contained in the accompanying Base Shelf Prospectus and the documents incorporated by reference therein. Before investing, you should carefully read both this Prospectus Supplement and the accompanying Base Shelf Prospectus together with the additional information about the Company to which you are referred in the sections of this Prospectus Supplement and the Base Shelf Prospectus titled “Documents Incorporated by Reference”.

Purchasers of Shares should rely only on the information contained in or incorporated by reference into this Prospectus Supplement and the Base Shelf Prospectus. The Company has not authorized anyone to provide purchasers with different or additional information. If information in this Prospectus Supplement is inconsistent with the Base Shelf Prospectus or the information incorporated by reference, you should rely on this Prospectus Supplement. If anyone provides purchasers with different or additional information, purchasers should not rely on it. The Company is not making any offer of the Shares in any jurisdiction where the offer is not permitted by law. Purchasers should assume that the information contained in this Prospectus Supplement and the Base Shelf Prospectus is accurate only as of the date on the front of those documents and that information contained in any document incorporated by reference is accurate only as of the date of that document, regardless of the time of delivery of this Prospectus Supplement and the Base Shelf Prospectus or of any sale of the Shares. The Company’s business, financial condition, results of operations and prospects may have changed since those dates.

The corporate website of the Company is www.draganfly.com. The information on the Company’s website is not intended to be included or incorporated by reference into this Prospectus Supplement and the Base Shelf Prospectus and prospective purchasers should not rely on such information when deciding whether or not to invest in the Shares.

Market data and industry forecasts used throughout this Prospectus Supplement, the Base Shelf Prospectus and the documents incorporated by reference therein were obtained from various publicly available sources. Although the Company believes that these independent sources are generally reliable, the accuracy and completeness of the information from such sources are not guaranteed and have not been independently verified.

This Prospectus Supplement, the Base Shelf Prospectus and the documents incorporated by reference therein are part of the U.S. Registration Statement. This Prospectus Supplement and the Base Shelf Prospectus do not contain all of the information set forth in the U.S. Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the SEC, or the schedules or exhibits that are part of the U.S. Registration Statement. Investors in the United States should refer to the U.S. Registration Statement and the exhibits thereto for further information with respect to Draganfly and the Shares.

In this Prospectus Supplement, the Base Shelf Prospectus and the documents incorporated by reference herein and therein, unless the context otherwise requires, references to “Draganfly” or the “Company” refer to Draganfly Inc.

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EXCHANGE RATE INFORMATION

The consolidated financial statements of the Company incorporated by reference in this Prospectus Supplement have been prepared in accordance with IFRS and are reported in Canadian dollars.

In this Prospectus Supplement, unless otherwise indicated, all dollar amounts and references to “$” and “US$” are to U.S. dollars, and references to “C$” are to Canadian dollars.

The following table sets out, for the period indicated, certain exchange rates based upon the rate published by the Bank of Canada during the respective periods. The rates are set out as United States dollars per C$1.00.

Year ended December 31,
	2025	2024	2023
Low	US$0.6848	US$0.6937	US$0.7207
High	US$0.7376	US$0.7510	US$0.7617
Average	US$0.7157	US$0.7302	US$0.7410

On February 26, 2026, the daily exchange rate for the U.S. dollar in terms of Canadian dollars, as quoted by the Bank of Canada, was US$1.00 = C$1.3688.

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CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This Prospectus Supplement, the accompanying Base Shelf Prospectus and the documents incorporated by reference herein contain certain “forward-looking statements” and “forward-looking information” within the meaning of applicable securities legislation (collectively, “forward-looking statements”). Forward-looking statements are neither historical facts nor assurances of future performance. Instead, they are based on our current beliefs, expectations and assumptions regarding the future of our business, future plans and strategies, and other future conditions. Forward-looking statements can be identified by words such as “anticipate,” “believe,” “envision,” “estimate,” “expect,” “intend,” “may,” “plan,” “predict,” “project,” “target,” “potential,” “will,” “would,” “could,” “should,” “continue,” “contemplate” and other similar expressions, although not all forward-looking statements contain these identifying words. These forward-looking statements include all matters that are not historical facts. Forward-looking statements in this Prospectus Supplement, the Base Shelf Prospectus and the documents incorporated by reference herein and therein include, but are not limited to, statements with respect to:

●	the use of the net proceeds from the Offering;
●	the intentions, plans and future actions of the Company;
●	statements relating to the business and future activities of the Company;
●	anticipated developments in operations of the Company;
●	market position, ability to compete and future financial or operating performance of the Company;
●	the timing and amount of funding required to execute the Company’s business plans;
●	capital expenditures;
●	the effect on the Company of any changes to existing or new legislation or policy or government regulation;
●	the availability of labour;
●	requirements for additional capital;
●	goals, strategies and future growth;
●	the adequacy of financial resources;
●	expectation that the Common Shares will continue to be listed on the CSE and the Nasdaq;
●	expectation that the Company will continue to meet the MJDS requirements; and,
●	expectations regarding revenues, expenses and anticipated cash needs.

Forward-looking statements are not guarantees of future performance, actions or developments and are based on expectations, assumptions and other factors that management currently believes are relevant, reasonable and appropriate in the circumstances. The material expectations, assumptions, and other factors used in developing the forward-looking statements set out in this Prospectus Supplement, the accompanying Base Shelf Prospectus and the documents incorporated by reference herein and therein include or relate to the following:

●	the Company’s ability to implement its growth strategies;
●	the Company’s competitive advantages;
●	the development of new products and services;
●	the Company’s ability to obtain and maintain financing on acceptable terms;
●	the impact of competition;
●	changes in laws, rules and regulations;
●	the Company’s ability to maintain and renew required licences;
●	the Company’s ability to maintain good business relationships with its customers, distributors, suppliers and other strategic partners;
●	the Company’s ability to protect intellectual property;
●	the Company’s ability to manage and integrate acquisitions;
●	the Company’s ability to retain key personnel; and
●	the absence of material adverse changes in the industry or Canadian or global economy.

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Although our management believes that the forward-looking statements herein or incorporated herein by reference are reasonable, actual results could be substantially different due to the risks and uncertainties associated with and inherent in our business, including the following risks:

●	risks related to the net proceeds to the Company from the Offering;
●	risks related to the Company’s discretion in the use of proceeds;
●	the market price of the Common Shares may be volatile after this Offering;
●	sales of substantial amounts of the Common Shares in the public market, or the perception that these sales may occur, could cause the market price of the Common Shares to decline;
●	we have a history of losses;
●	shareholder’s holdings maybe diluted if the Company issues additional Common Shares or other securities in the future;
●	we incur substantial research and development cost and may have reduced profitability as a result;
●	new business models could fail to produce any financial returns;
●	we are affected by operational risks;
●	we operate in evolving markets and we may have difficulty in evaluating future prospects;
●	risks related to competition in the industry;
●	our markets are prone to rapid technological change and there are risks relating to the evolving nature of the market for our products;
●	risks related to regulatory approvals and permitting requirements;
●	we may fail to obtain or maintain required regulatory approvals;
●	risks associated with acquisitions;
●	we are reliant on our key personnel;
●	risks related to uncertainty and adverse changes in the economy;
●	risks associated with foreign operations in other countries;
●	our estimates of market opportunity and market and revenue growth may be inaccurate or we may fail to grow at our estimated rates;
●	tax risks associated with carrying on business in Canada;
●	we rely on critical components and raw materials to manufacture our products and if they become unavailable or scarce;
●	there could be delays in manufacturing and delivery of our products;
●	risks inherent for technology-based businesses operated in outdoor conditions;
●	we may be subject to product liability claims;
●	risks related to shortfalls in available research and development funding;
●	risks related to shipping products outside of Canada and approvals required for exporting;
●	risks related to economic and political uncertainty;
●	risks related to consumer perception of our products;
●	risks associated with any failure by us to successfully promote and protect our product brands;

S-4

●	we could suffer security breaches and the other risks associated with data security and hacking;
●	our business could be adversely affected if its consumer protection and data privacy practices are breached;
●	we are reliant on business partners;
●	our business may suffer if we cannot continue to protect our intellectual property rights;
●	we may be unable to obtain patent or other proprietary or statutory protection for new or improved technologies or products;
●	we may be subject to litigation from time-to-time;
●	risks related to conflicts of interest of our directors and officers;
●	risks related to the limited experience of the management team;
●	changes in laws, regulations, and guidelines relating to the Company’s business, including tax and accounting requirements;
●	adverse impacts on the Company’s reported results of operations as a result of adopting new accounting standards or interpretations;
●	changes in accounting standards and subjective assumptions, estimates and judgments by management related to complex accounting matters;
●	investors may lose their entire investment in the Shares;
●	the price of the Common Shares may be subject to wide fluctuations;
●	investors will experience immediate and substantial dilution;
●	investors will experience dilution upon subsequent offerings;
●	an active trading market for the Common Shares may not be sustained;
●	the price of our Common Shares may fall or fail to be sustained;
●	we have discretion over the net proceeds from the Offering;
●	we may decrease or not continue paying dividends;
●	we, or our non-U.S. subsidiaries, may constitute Controlled Foreign Corporations for tax purposes;
●	the enforcement by investors of civil liabilities under the United States federal or state securities laws against us and our directors and officers may be difficult;
●	the liquidity of the Common Shares may be limited;
●	investors may experience dilution resulting from future Common Share issuances by us, including as a result of the exercise of outstanding stock options or the settlement of our share units;
●	our compliance with Nasdaq’s continued listing requirements;
●	the costs and obligations operating as a public company in the United States;
●	there may be more limited public information available to U.S. shareholders given our current status as a foreign private issuer;
●	we may lose our foreign private issuer status in the future; and
●	the risk factors described under “Risk Factors” in this Prospectus Supplement, the Base Shelf Prospectus, the Annual MD&A (as defined herein) and the Form 20-F (as defined herein).

Additional material risks and uncertainties applicable to the forward-looking statements set out in this Prospectus Supplement, the accompanying Base Shelf Prospectus and the documents incorporated by reference herein and therein include, without limitation, unforeseen events, developments, or factors causing any of the aforesaid expectations, assumptions, and other factors ultimately to be inaccurate or irrelevant. Many of these factors are beyond our control. All forward-looking statements set out in this Prospectus Supplement, the accompanying Base Shelf Prospectus and the documents incorporated by reference herein and therein are expressly qualified in their entirety by these cautionary statements. The forward-looking statements set out in this Prospectus Supplement, the accompanying Base Shelf Prospectus and the documents incorporated by reference herein and therein are made as at the date hereof or thereof, as applicable, and we undertake no obligation to update publicly or to revise any of the forward-looking statements, whether as a result of new information, future events, or otherwise, except as may be required by applicable securities laws.

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DOCUMENTS INCORPORATED BY REFERENCE

This Prospectus Supplement is deemed to be incorporated by reference into the Base Shelf Prospectus solely for the purpose of the Offering. Other information has also been incorporated by reference in the Base Shelf Prospectus from documents filed with the securities commissions or similar authorities in Canada, which have also been filed with, or furnished to, the SEC. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Corporate Secretary of the Company at 235 103rd St E, Saskatoon, SK, S7N 1Y8 (telephone 1-800-979-9794), and are also available electronically on the Company’s issuer profile at www.sedarplus.ca.

In addition to the continuous disclosure obligations of the Company under the securities laws of certain provinces of Canada, the Company is subject to certain of the information requirements of the United States Securities Exchange Act of 1934, as amended (the “U.S. Exchange Act”), and in accordance therewith file reports and other information with the SEC. Under MJDS, some reports and other information may be prepared in accordance with the disclosure requirements of Canada, which requirements are different from those of the United States. As a foreign private issuer, the Company is exempt from the rules under the U.S. Exchange Act prescribing the furnishing and content of proxy statements, and the Company’s officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the U.S. Exchange Act. In addition, the Company may not be required to publish financial statements as promptly as U.S. companies. A free copy of any public document filed by Draganfly with the SEC’s Electronic Data Gathering, Analysis and Retrieval system is available from the SEC’s website at www.sec.gov.

Except to the extent that their contents are modified or superseded by a statement contained in this Prospectus Supplement, the Base Shelf Prospectus or in any other document that is also incorporated by reference in this Prospectus Supplement, as of the date hereof, the following documents filed by the Company with securities commissions or similar authorities in certain provinces and territories of Canada are specifically incorporated by reference into, and form an integral part of, this Prospectus Supplement:

1.	the annual report on Form 20-F (the “Form 20-F”) of the Company for the fiscal year ended December 31, 2024;

2.	the audited consolidated financial statements of the Company for the years ended December 31, 2024 and December 31, 2023, together with the notes thereto and the auditor’s report thereon;

3.	the management’s discussion and analysis of the financial condition and results of operations of the Company for the financial year ended December 31, 2024 (the “Annual MD&A”); and

4.	the material change report dated April 7, 2025 in respect of the appointment of Christopher Miller as a director of the Company.

5.	the unaudited consolidated interim financial statements of the Company for the three and nine months ended September 30, 2025;

6.	the management’s discussion and analysis of the financial condition and results of operations of the Company for the three and nine months ended September 30, 2025 (the “Interim MD&A”);

7.	the material change report dated May 12, 2025 in respect of the underwritten public offering in the United States of 1,715,000 units at a price of US$2.10 per unit and 100,000 common share purchase warrants pursuant at a price of $0.01, for gross proceeds of approximately US$3.6 million (the “May 2025 Public Offering”);

8.	the management information circular of the Company dated May 12, 2025 with respect to the annual general meeting of shareholders of the Company held on June 17, 2025;

S-6

9.	the material change report dated June 10, 2025 in respect of the exercise of the over-allotment option granted in connection with the May 2025 Public Offering for the issuance of 100,000 Common Shares at a price of $2.09, for gross proceeds of US$209,000 (the “Option Exercise”);

10.	the material change report dated June 19, 2025, in respect of the public offering in the United States of 5,500,000 units at a price of US$2.50 per unit for gross proceeds of approximately US$13.75 million (the “June 2025 Public Offering”);

11.	the material change report dated July 17, 2025, in respect of the selection of the Company’s Commander3 XL UAV platform by a major branch of the United States Department of Defense;

12.	the material change report dated July 23, 2025, in respect of the public offering in the United States of 4,672,895 units at a price of US$5.35 per unit for gross proceeds of approximately US$25 million (the “July 2025 Public Offering”); and

13.	the material change report dated October 10, 2025, in respect of the Company’s selection by the U.S. Army to provide Flex FPV drone systems.

Any documents of the Company of the type referred to in the preceding paragraph, any other documents of the Company required to be incorporated by reference pursuant to applicable laws, including but not limited to, all documents of the type referred to in section 11.1 of Form 44-101F1 of National Instrument 44-101 - Short Form Prospectus Distributions filed by the Company with a securities commission or similar regulatory authority in Canada on or after the date of this Prospectus Supplement and prior to the termination of the Offering shall be deemed to be incorporated by reference into this Prospectus Supplement and the Base Shelf Prospectus.

In addition, to the extent that any document or information incorporated by reference into this Prospectus Supplement and the Base Shelf Prospectus is included in any report on Form 6-K, Form 40-F or Form 20-F (or any respective successor form) that is filed with or furnished to the SEC by the Company after the date of this Prospectus Supplement, such document or information shall be deemed to be incorporated by reference as an exhibit to the U.S. Registration Statement of which this Prospectus Supplement forms a part. In addition, the Company may incorporate by reference into this Prospectus Supplement, or the U.S. Registration Statement of which it forms a part, other information from documents that the Company will file with or furnish to the SEC pursuant to Section 13(a) or 15(d) of the U.S. Exchange Act, if and to the extent expressly provided therein.

Any statement contained in this Prospectus Supplement, the Base Shelf Prospectus or in a document incorporated or deemed to be incorporated by reference in this Prospectus Supplement or the Base Shelf Prospectus shall be deemed to be modified or superseded for purposes of this Prospectus Supplement to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference in this Prospectus Supplement or the Base Shelf Prospectus modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. Any statement so modified or superseded shall not be deemed to constitute a part of this Prospectus Supplement or the Base Shelf Prospectus, except as so modified or superseded.

You should rely only on the information contained in or incorporated by reference in this Prospectus Supplement and the Base Shelf Prospectus and on the other information included in the U.S. Registration Statement of which the Base Shelf Prospectus forms a part. The Company is not making an offer of the Shares in any jurisdiction where the offer is not permitted by law.

S-7

WHERE TO FIND ADDITIONAL INFORMATION

The Company has filed with the SEC under the U.S. Securities Act the U.S. Registration Statement relating to the Common Shares being offered hereby and of which this Prospectus Supplement and the Base Shelf Prospectus form a part. This Prospectus Supplement and the Base Shelf Prospectus do not contain all of the information set forth in the U.S. Registration Statement, as to which reference is made for further information.

The Company is required to file with the securities commission or authority in each of the applicable provinces of Canada annual and interim reports, material change reports and other information. In addition, we are subject to the informational requirements of the U.S. Exchange Act, and, in accordance with the U.S. Exchange Act, we also file reports with, and furnish other information to, the SEC. Under the MJDS, these reports and other information (including financial information) may be prepared in accordance with the disclosure requirements of Canada, which differ in certain respects from those in the United States. As a foreign private issuer, the Company is exempt from the rules under the U.S. Exchange Act prescribing the furnishing and content of proxy statements, and its officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the U.S. Exchange Act. In addition, the Company may not be required to publish financial statements as promptly as U.S. companies.

Reports and other information filed by the Company with, or furnished to, the SEC may be accessed on the SEC’s website at www.sec.gov. You may read and download any public document that the Company has filed with the securities commissions or similar regulatory authorities in Canada, on SEDAR+ at www.sedarplus.ca.

S-8

DOCUMENTS FILED AS PART OF THE U.S. REGISTRATION STATEMENT

The following documents have been or will be filed with the SEC as part of the U.S. Registration Statement of which this Prospectus Supplement is a part insofar as required by the SEC’s Form F-10:

●	the documents listed under “Documents Incorporated by Reference” in this Prospectus Supplement;

●	the Agency Agreement described in the Pricing Supplement;

●	the consent of DMCL LLP, the Company’s independent auditor; and

●	powers of attorney of the Company’s directors and officers, as applicable.

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THE COMPANY

The Company was incorporated as Drone Acquisition Corp. under the Business Corporations Act (British Columbia) on June 1, 2018 for the purpose of reorganizing and recapitalizing the business of Draganfly Innovations Inc. Effective July 17, 2019, the Company amended its articles to remove various classes of authorized but unissued preferred shares and replace them with only one class of preferred shares (the “Preferred Shares”). Effective August 15, 2019, the Company changed its name to “Draganfly Inc.” On August 22, 2019, the Company amended its articles to re-designate its Class A Common Shares as Common Shares.

The Company’s head office is located at 235 103rd St E, Saskatoon, SK, S7N 1Y8. The Company’s telephone number is (800) 979-9794. The Company’s registered office is located at Suite 2700, 1133 Melville Street, Vancouver, British Columbia, Canada V6E 4E5. The Company’s registered agent in the United States is C T Corporation System, 1015 15th Street N.W., Suite 1000, Washington, D.C., 20005 and its telephone number is (202) 572-3133.

S-10

DESCRIPTION OF THE BUSINESS

The Company is a manufacturer, contract engineering, reseller, and product development company within the unmanned aerial vehicle (UAV) space, serving the public safety, civil, military, agriculture, industrial inspections, monitoring, spraying, and mapping and surveying markets. The Company provides sustainable, custom and “off-the-shelf” hardware, services, and solutions to companies and government agencies. The Company’s mission is to deliver products that provide vital information to its customers with the hopes of saving time, money and lives.

Products and Services

The Company can provide its customers with an entire suite of products and services that include: quadcopters, fixed wing aircrafts, handheld controllers, flight training, and software used for tracking, live streaming, and data collection. The Company is also offering exterior soft washing services.

Recent Developments

The following are recent developments to the Company’s business since the Form 20-F was filed:

●	On May 14, 2025, the Company announced the appointment of Peter Lambrinakos, O.O.M., CPP, to its Public Safety Advisory Board.

●	On June 3, 2025, the Company announced the first deliveries of its revolutionary Flex FPV (First Person View) systems under an order from a major U.S. military prime contractor supporting land systems operations for allied forces.

●	On June 5, 2025, the Company announced its participation at the Global Drone Innovation and Defense Coalition Summit (Drone Coalition) – Summer 2025, held May 29 in Riga, Latvia. Co-hosted by the Latvian and UK Ministries of Defense, the limited invite-only summit welcomed more than 1,500 participants from 28 countries across the government, defense, and drone technology sectors. Draganfly was featured as a leading provider, prominently positioned, and showcased multiple systems from its interoperable family of tactical drone platforms.

●	On June 10, 2025, the Company announced that it had been selected by the Cochise County Sheriff’s Department to support a new drone pilot program aimed at enhancing surveillance and operations along the southern border. This initiative aligns with President Donald J. Trump’s executive order, “Unleashing American Drone Dominance” which seeks to reassert America’s leadership in unmanned aerial systems for security and defense. Under this new pilot program, the department will deploy the Draganfly family of drones for extended border surveillance, quick-response missions and nighttime operations.

●	On June 17, 2025, the Company announced the successful deployment and performance of the Drone Recharging Operational Payload System (“DROPS”) during the U.S. Army’s Sustainment Modernization Experiment 2025 (“SMEX25”). Throughout SMEX25’s week-long field exercises, the DROPS system, integrated with Draganfly’s Commander 3XL, achieved a 100% success rate in autonomously deploying, recovering, and recharging TB2’s tactical resupply pods.

●	On July 16, 2025, the Company announced its Commander3 XL UAV platform was selected by a major branch of the United States Department of Defense (DoD). This delivery supports next-generation deployment initiatives focused on advanced reconnaissance in combination with operational capabilities. The procurement was facilitated through a known prime contractor, with Draganfly engaging directly with end-user military stakeholders to ensure the platform was tailored to meet real-world mission requirements.

●	On July 22, 2025, the Company announced the sale of Commander 3XL UAV systems to a defense contractor specializing in persistent surveillance technologies for military operations.

●	On July 30, 2025, the Company announced the successful completion of a sale of multiple Draganfly Heavy Lift Drones, after extensive testing, to a Fortune 50 telecommunications company for UAV-based emergency response and emergency communication network capabilities.

●	On August 5, 2025, the Company announced it demonstrated an integrated tactical strike system at invite-only Pentagon event.

●	On August 28, 2025, the Company announced the expansion of its U.S. manufacturing footprint and capacity to meet demand for scalable U.S.-made drone solutions.

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●	On September 3, 2025, the Company announced its successful completion of operational demonstrations of its Commander 3XL and Flex FPV drones with partner provider MMS Products as part of the U.S. Department of Defense Technology Readiness (T-REX) 24-2 exercise held from August 19 to 28, 2025 at Camp Atterbury, Indiana.

●	On September 30, 2025, the Company announced its selection by the U.S. Army for an initial order pursuant to which the Company will deliver Flex FPV drones, establish on-site manufacturing of the Flex FPV within overseas U.S. Forces facilities and provide both flight and manufacturing training.

●	On October 9, 2025, the Company announced an agreement with Global Ordnance, a U.S. Defense Logistics Agency prime contractor, whereby Global Ordnance will serve as a U.S. defense partner for the Company’s line of unmanned aerial systems and related solutions. Under the agreement, the Company and Global Ordnance will collaborate to accelerate U.S. defense adoption of the Company’s products, provide supply chain support, and integrate mission-specific capabilities for defense applications.

●	On October 16, 2025, the Company announced the appointment of Drone Nerds as an official value-added reseller for its full line of NDAA-compliant unmanned aerial systems to provide sales, integration, training, support, and service for the Company’s public safety-grade drone systems across the U.S. and allied markets.

●	On October 21, 2025, the Company announced a collaboration with Palladyne AI Corp. to enhance the capabilities of the Company’s unmanned aerial vehicle platforms with an edge-based, platform-agnostic, intelligent swarming and collaborative AI software.

●	On November 13, 2025, the Company announced a second purchase order from a Fortune 50 telecommunications company pursuant to which the Company will deliver multiple units of its Commander 3XL platform integrated with the Unmanned Systems & Solutions Inc. tether system.

●	On November 20, 2025, the Company announced it had secured a strategically significant international military order for Commander 3XL drones from a defense contractor.

●	On December 8, 2025, the Company announced that it had entered into a collaborative framework with Babcock International Group PLC and Critical Infrastructure Technologies Corp., operating through its subsidiary CiTech International Ltd., to explore multi-company initiatives aimed at strengthening defense and security capabilities across the Asia-Pacific region.

●	On January 20, 2026, the Company announced the appointment of Cameron Chell, as Executive Chairman of the board of directors.

●	On February 2, 2026, the Company announced being selected to provide Flex FPV Drones and foundational FPV training to U.S. Air Force Special Operations Command units with partner DelMar Aerospace Corporation.

●	On February 20, 2026, the Company announced the appointment of Lieutenant-General (Ret’d) Michel Gauthier to its Military Advisory Board.

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CONSOLIDATED CAPITALIZATION

Since September 30, 2025, the end of the most recent financial period of the Company for which financial statements have been filed, there have been no material changes in the loan capital of the Company and no material changes in the share capital of the Company on a consolidated basis other than as outlined under “Prior Sales.” For information on the exercise of stock options pursuant to the share compensation plan of the Company and other outstanding convertible securities, see the section titled “Prior Sales.” As a result of the Offering, the shareholder’s equity of the Company will increase by the amount of the net proceeds of the Offering and the number of issued and outstanding Common Shares will increase by the number of Common Shares actually distributed under the Offering.

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USE OF PROCEEDS

Principal Purposes

We will receive all proceeds of the full issue price of (i) CA$0.00014 (the Canadian dollar equivalent of US$0.0001) per Pre-Funded Warrant Share and (ii) CA$11.9744 (the Canadian dollar equivalent of US$8.75) per Placement Agent Warrant upon issuance of the Pre-Funded Warrant Shares and Placement Agent Shares upon any exercise for cash of the Pre-Funded Warrants and the Placement Agent Warrants, as applicable, from time to time.

Assuming that (i) all of the Pre-Funded Warrants are exercised for cash and (ii) all of the Placement Agent Warrants are exercised prior to 5:00 p.m. (Toronto time) on the Expiry Date for cash, the proceeds to the Company will be CA$4,281,144.80. There is no assurance as to how many Pre-Funded Warrants and Placement Agent Warrants will be exercised, if any. Accordingly, there is no assurance as to how many Shares will be issued pursuant to this Prospectus Supplement, if any, or the proceeds of such Offering.

The Company intends to use the net proceeds from the Offering, together with existing cash, for general corporate purposes, including to fund its capabilities to meet demand for its new products including growth initiatives and/or for working capital requirements including the continuing development and marketing of the Company’s core products, potential acquisitions and research and development.

Until applied, the net proceeds will be held as cash balances in the Company’s bank account or invested in certificates of deposit and other instruments issued by banks or obligations of or guaranteed by a government authority.

The Company had operating losses and negative operating cash flow for the fiscal year ended December 31, 2024. To the extent that the Company has negative operating cash flows in future periods, it may need to deploy a portion of the net proceeds from the Offering and/or its existing working capital to fund such negative cash flow. While the Company intends to utilize the net proceeds from Offering as set forth in this Prospectus Supplement, there may be circumstances where for sound business reasons a reallocation of funds may be necessary. Management will have significant discretion and flexibility in applying the net proceeds from the Offering. See “Risk Factors” in this Prospectus Supplement.

Business Objectives and Milestones

The primary business objectives for the Company over the next 12 months are:

(a)	Perform R&D for the company’s continued evolution of products and services offering;

(b)	Retain and hire sales/marketing people to promote our product lines, new and existing drone as a service work, and engineering services work;

(c)	Diversify and expand business lines organically and by potential acquisitions;

(d)	Update/capex machinery used for manufacturing and production along with a potential expansion of leased space; and

(e)	Strengthen balance sheet by providing a strong working capital position.

Significant events that need to occur for the business objectives to be accomplished:

(a)	Successfully retain, find and hire the appropriate engineering staff that can perform very innovative and challenging work specific to the drone industry;

(b)	Successfully use the capital to enhance and create new product offerings;

(c)	Successfully retain existing and source sales and marketing personnel who will grow and generate increased revenues within the next 6 to 12 months along with marketing initiatives; and

(d)	Further, the Company has a number of innovative ideas for new products that it would like to develop and increase its current product offering to various niche and mainstream industries. Finally, the Company has considered offering various other non-engineering services and it may make more sense to buy an existing industry player than to build out this offering. This isn’t something the Company has to do but it will be opportunistic to learn about potential opportunities in the existing fiscal year and the near future.

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PLAN OF DISTRIBUTION

This Prospectus Supplement relates to: (i) up to 2,120,000 Pre-Funded Warrant Shares issuable from time to time on exercise of 2,120,000 Pre-Funded Warrants expected to be issued by the Company pursuant to the Common Share Offering; (ii) up to 357,500 Placement Agent Shares issuable from time to time on exercise of 357,500 Placement Agent Warrants expected to be issued by the Company in connection with the Common Share Offering; and (iii) such indeterminate number of Anti-Dilution Shares that may be issuable by reason of the anti-dilution provisions contained in the Pre-Funded Warrant Certificate.

Each Pre-Funded Warrant will entitle the holder thereof to purchase one Pre-Funded Warrant Share at an exercise price of CA$0.00014 (the Canadian dollar equivalent of US$0.0001) per Pre-Funded Warrant Share, subject to adjustment and in accordance with the terms of the Pre-Funded Warrant Certificate (as defined herein).

Each Placement Agent Warrant will entitle the holder thereof to purchase an Placement Agent Share at the Placement Agent Warrant Exercise Price at any time until 5:00 p.m. (Toronto time) on the Placement Agent Warrant Expiry Date, subject to adjustment and in accordance with the terms and conditions set out in the certificate representing the Placement Agent Warrants, after which such Placement Agent Warrants will become null and void.

The following summary of certain provisions of the Pre-Funded Warrant Certificate does not purport to be complete and is subject in its entirety to the detailed provisions of the executed Pre-Funded Warrant Certificate. Reference is made to the Pre-Funded Warrant Certificate for the full text of the attributes of the Pre-Funded Warrants, which has been or will be filed on SEDAR+ under the issuer profile of the Company at www.sedarplus.ca and with the SEC at www.sec.gov. The holders of Pre-Funded Warrants or Placement Agent Warrants will not, as such, have any voting right or other right attached to Pre-Funded Warrant Shares or Placement Agent Shares until and unless the Pre-Funded Warrants and the Placement Agent Warrants, as explicable, are duly exercised as provided for in the applicable certificate.

The exercise price for the Pre-Funded Warrants will be payable in Canadian dollars.

Pre-Funded Warrants

The Pre-Funded Warrants will be governed by a form of pre-funded warrant certificate (the “Pre-Funded Warrant Certificate”). Each Pre-Funded Warrant offered hereby has an initial exercise price per share equal to CA$0.00014 (the Canadian dollar equivalent of US$0.0001). The Pre-Funded Warrants are immediately exercisable and will expire when exercised in full.

The following summary of certain provisions of the Pre-Funded Warrant Certificate does not purport to be complete and is subject in its entirety to the detailed provisions of the Pre-Funded Warrant Certificate. Reference is made to the Pre-Funded Warrant Certificate for the full text of the attributes of the Pre-Funded Warrants, which will be filed on SEDAR+ under the issuer profile of the Company at www.sedarplus.ca and with the SEC at www.sec.gov. The holders of Pre-Funded Warrants will not, as such, have any voting right or other right until and unless the Pre-Funded Warrants are duly exercised as provided for in the Pre-Funded Warrant Certificate.

The exercise price for the Pre-Funded Warrant will be payable in Canadian dollars.

The Pre-Funded Warrants will not be listed for trading on any stock exchange or market quotation system.

The Company filed a prospectus supplement dated February 26, 2026 to its Base Shelf Prospectus with the securities commission or similar regulatory authority in each of the provinces of British Columbia, Saskatchewan and Ontario, and prospectus supplement dated February 26, 2026 to the Registration Statement with the SEC relating to the Common Share Offering by the Company to the public in the United States of Common Shares and Pre-Funded Warrants. The Common Share Offering is expected to be completed on or about February 27, 2026. The exercise price of the Pre-Funded Warrants was determined by negotiation between the Company and the Placement Agent.

It is a condition of closing of the Common Share Offering that the Company has filed with the SEC this Prospectus Supplement registering the offering of the Shares issuable from time to time upon the exercise of the Pre-Funded Warrants and Placement Agent Warrants, as applicable. This Prospectus Supplement registers the offering of the securities to which it relates under the U.S. Securities Act in accordance with the MJDS. This Prospectus Supplement does not qualify in any of the provinces or territories of Canada the distribution of the Shares to which it relates.

The Shares to which this Prospectus Supplement relates will be sold directly by the Company to holders of Pre-Funded Warrants and Placement Agent Warrants upon any exercise of such Pre-Funded Warrants and Placement Agent Warrants, as applicable. No underwriters, dealers or agents will be involved in these sales.

The Common Shares are listed on the CSE under the symbol “DPRO”, on the Frankfurt Stock Exchange under the symbol “3U8A” and on the Nasdaq under the symbol “DPRO”. The Company has given notice to the CSE to list the Shares on the CSE and notification has been or will be provided to Nasdaq. Listing of the Shares will be subject to the Company fulfilling the respective listing requirements of each of the CSE and Nasdaq.

There is no assurance as to how many of the Pre-Funded Warrants and Placement Agent Warrants will be exercised, and accordingly, there is no assurance as to how many Shares will be issued pursuant to this Prospectus Supplement, if any. No party has any obligation to purchase any Shares qualified by this Prospectus Supplement.

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DESCRIPTION OF SECURITIES BEING DISTRIBUTED

Common Shares

Draganfly’s authorized share capital consists of an unlimited number of Common Shares and Preferred Shares issuable in series, all without par value. As of February 26, 2026, a total of 29,345,971 Common Shares and no Preferred Shares were issued and outstanding.

See “Description of Share Capital” in the Base Shelf Prospectus for a detailed description of the attributes of the Common Shares.

The Common Shares are listed on the CSE under the symbol “DPRO”, on the Nasdaq under the symbol “DPRO” and on the Frankfurt Stock Exchange under the trading Symbol “3U8A”.

See “Trading Price and Volume” in the Base Shelf Prospectus and in this Prospectus Supplement for detailed information on the price ranges and trading volume of the Common Shares on the CSE and the Nasdaq.

The Shares being distributed pursuant to this Offering may be issued from time to time upon the exercise of the Pre-Funded Warrants and Placement Agent Warrants issued pursuant to the Common Share Offering, the terms of which securities are described below.

Pre-Funded Warrants

The following summary of certain terms and provisions of the Pre-Funded Warrants to be issued as part of this Offering is not complete and is subject to, and qualified in its entirety by, the provisions of the Pre-Funded Warrants, the form of which will be filed on Form 6-K with the SEC at www.sec.gov and incorporated by reference into the U.S. Registration Statement, of which this Prospectus Supplement forms a part. Prospective investors should carefully review the terms and provisions of the Pre-Funded Warrant Certificate for a complete description of the terms and conditions of the Pre-Funded Warrants.

Duration and Exercise Price

Each Pre-Funded Warrant offered hereby will have an initial exercise price of CA$0.00014 (the Canadian dollar equivalent of US$0.0001) per share. The Pre-Funded Warrants will be immediately exercisable and may be exercised at any time until the Pre-Funded Warrants are exercised in full. The exercise price and number of Common Shares issuable upon exercise is subject to appropriate adjustment in the event of stock dividends, stock splits, reorganizations or similar events affecting our Common Shares and the exercise price.

Exercisability

The Pre-Funded Warrants will be exercisable, at the option of each holder, in whole or in part, by delivering to us a duly executed exercise notice accompanied by payment in full for the number of Common Shares purchased upon such exercise (except in the case of a cashless exercise as discussed below). A holder (together with its affiliates) may not exercise any portion of the Pre-Funded Warrant to the extent that the holder would own more than 4.99% (or 9.99% if elected by the purchaser) of the outstanding Common Shares immediately after exercise, except that upon at least 61 days’ prior notice from the holder to us, the holder may decrease the amount of ownership of outstanding shares after exercising the holder’s Pre-Funded Warrants. No fractional Common Shares will be issued in connection with the exercise of a Pre-Funded Warrant. In lieu of fractional shares, we will pay the holder an amount in cash equal to the fractional amount multiplied by the exercise price or round up to the next whole share.

Cashless Exercise

In lieu of making the cash payment otherwise contemplated to be made to us upon such exercise in payment of the aggregate exercise price, the holder may, in its sole discretion, elect instead to receive upon such exercise (either in whole or in part) the net number of Common Shares determined according to a formula set forth in the Pre-Funded Warrants.

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Fundamental Transaction

In the event of a fundamental transaction, as described in the Pre-Funded Warrants and generally including any reorganization, recapitalization or reclassification of our Common Shares, the sale, transfer or other disposition of all or substantially all of our properties or assets, our consolidation or merger with or into another person, the acquisition of more than 50% of our outstanding voting securities, the holders of the Pre-Funded Warrants will be entitled to receive upon exercise of the Pre-Funded Warrants the kind and amount of securities or additional consideration the holders would have received had they exercised the Pre-Funded Warrants immediately prior to such fundamental transaction.

Liquidated Damages

If we fail for any reason to deliver Common Shares upon the valid exercise of the Pre-Funded Warrants, subject to our receipt of a valid exercise notice and the aggregate exercise price, by the time period set forth in the Pre-Funded Warrants, we are required to pay the applicable holder, in cash, as liquidated damages as set forth in the Pre-Funded Warrants. The Pre-Funded Warrants also include customary buy-in rights in the event we fail to deliver Common Shares upon exercise thereof within the time periods set forth in the Pre-Funded Warrants.

Transferability

Subject to applicable laws, a Pre-Funded Warrant in book entry form may be transferred at the option of the holder through the facilities of DTC and a Pre-Funded Warrant in physical form may be transferred upon surrender of the Pre-Funded Warrant to the warrant agent together with the appropriate instruments of transfer.

Exchange Listing

We do not intend to list the Pre-Funded Warrants on any securities exchange or nationally recognized trading system.

Rights as a Shareholder

Except as otherwise provided in the Pre-Funded Warrants or by virtue of such holder’s ownership of, the holders of the Pre-Funded Warrants do not have the rights or privileges of holders of our Common Shares, including any voting rights, until they exercise their Pre-Funded Warrants.

S-17

PRIOR SALES

Except as disclosed under this heading, no other Common Shares or securities exchangeable or convertible into Common Shares have been issued during the twelve-month period preceding the date of this Prospectus Supplement.

Common Shares

During the twelve-month period prior to the date of this Prospectus Supplement, the Company has issued:

Date of Issue	Number of Common Shares Issued*	Issuance Price
March 31, 2025	6,029(1)	C$3.40791
April 8, 2025	987(1)	C$3.11469
April 14, 2025	9,982(1)	C$3.40791
May 5, 2025	1,715,000(2)	US$2.09
June 6, 2025	100,000(3)	US$2.09
June 10, 2025	666,667(4)	US$2.35
June 12, 2025	5,500,000(5)	US$2.50
June 12, 2025	514,500(4)	C$3.9779
June 13, 2025	3,000(4)	C$3.9779
June 19, 2025	24,018(1)	C$3.82759
July 3, 2025	38,666(1)	C$3.82759
July 10, 2025	9,000(4)	C$3.9779
July 15, 2025	4,000(4)	C$3.9779
July 16, 2025	2,500(4)	C$3.9779
July 16, 2025	9,000(4)	C$5.0768
July 17, 2025	30,000(4)	C$5.0768
July 17, 2025	10,000(4)	C$3.9779
July 18, 2025	35,729(4)	US$4.40
July 18, 2025	768,000(4)	C$5.0768
July 21, 2025	4,672,895(6)	US$5.35
July 21, 2025	746,666(4)	C$3.3086
July 21, 2025	115,600(4)	C$3.9779
July 21, 2025	218,500(4)	C$3.9779
July 21, 2025	575,000(4)	C$5.0768
July 22, 2025	33,334(4)	US$3.75
July 22, 2025	80,000(4)	US$2.9375
July 22, 2025	20,000(4)	C$5.0768
July 22, 2025	40,000(4)	C$3.9779
July 22, 2025	158,000(4)	C$5.0768
July 23, 2025	275,000(4)	US$3.13
July 23, 2025	30,000(4)	C$5.0768
July 23, 2025	62,300(4)	C$3.9779
July 23, 2025	119.768(4)	US$4.40
July 24, 2025	50,000(4)	C$7.3579
July 24, 2025	1,500(4)	C$3.9779
July 24, 2025	44,000(4)	C$5.0768
July 25, 2025	50,000(4)	C$7.3579
July 25, 2025	13,500(4)	C$3.9779
July 25, 2025	38,000(4)	C$5.0768

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July 28, 2025	11,600(4)	C$3.9779
July 29, 2025	5,000(4)	C$5.0768
July 30, 2025	800(4)	US$4.40
August 6, 2025	232,000(4)	C$3.9779
August 11, 2025	5,000(4)	C$5.0768
August 28, 2025	24,000(4)	C$3.9779
August 28, 2025	2,000(4)	C$5.0768
September 4, 2025	6,500(4)	C$3.9779
September 5, 2025	45,000(4)	C$3.9779
September 5, 2025	39,000(4)	C$5.0768
September 10, 2025	6,000(4)	C$5.0768
September 11, 2025	3,000(4)	C$5.0768
September 22, 2025	7,500(4)	C$5.0768
September 22, 2025	54,509(1)	C$8.99191
September 23, 2025	3,500(4)	C$5.0768
September 25, 2025	10,000(4)	C$3.9779
September 29, 2025	586,667(4)	C$3.3086
October 1, 2025	233,644(4)	C$9.1973
October 1, 2025	266,667(4)	C$3.3086
October 1, 2025	402,500(4)	C$5.0768
October 2, 2025	26,800(4)	US$8.4375
October 2, 2025	27,028(4)	US$8.09
October 2, 2025	82,547(1)	C$8.99191
October 3, 2025	35,000(4)	C$5.0768
October 3, 2025	9,600(4)	US$4.40
October 6, 2025	796,540(4)	C$3.3086
October 6, 2025	40,000(4)	C$7.3579
October 6, 2025	26,064(4)	US$4.40
October 7, 2025	400(4)	US$4.40
October 8, 2025	10,000(4)	C$7.3759
October 8, 2025	232,000(4)	C$3.9779
October 8, 2025	132,000(4)	US$4.40
October 9, 2025	325,000(4)	C$5.0768
October 10, 2025	90,750(4)	US$2.625
October 10, 2025	882,663(4)	C$7.3579
October 14, 2025	232,000(4)	C$3.9779
October 15, 2025	144,500(4)	C$7.3579
October 15, 2025	2,000,000(4)	C$5.0768
October 15, 2025	47,356(4)	US$4.40
October 16, 2025	40,704(4)	US$4.40
February 6, 2026	1,196(4)	US$4.4025

Notes:

(1)	Issued pursuant to the settlement of RSUs (as such term is defined below).
(2)	Common Shares underlying units issued pursuant to the May 2025 Public Offering.
(3)	Issued pursuant to the Option Exercise.
(4)	Issued pursuant to the exercise of warrants.
(5)	Common Shares underlying units issued pursuant to the June 2025 Public Offering.
(6)	Common Shares underlying units issued pursuant to the July 2025 Public Offering

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Warrants

During the twelve-month period prior to the date of this Prospectus Supplement, the Company has issued the following warrants:

Date of Issuance	Number of Warrants Issued	Exercise Price
May 5, 2025	1,715,000(1)	C$3.9779 (US$2.875)
May 5, 2025	100,000(2)	C$3.9779 (US$2.875)
May 5, 2025	90,750(3)	C$3.632 (US$2.625)
June 12, 2025	5,500,000(4)	C$5.0768 (US$3.71)
June 12, 2025	275,000(5)	C$4.2763 (US$3.13)
July 21, 2025	4,672,895(6)	C$7.3579 (US$5.35)
July 21, 2025	233,644(7)	C$9.1973 (US$6.6875)

Notes:

(1)	Pursuant to the May 2025 Public Offering, the Company issued 1,715,000 Common Share purchase warrants (“May Warrants”). Each May Warrant entitles the holder thereof to purchase one Common Share at C$3.9779 (the Canadian dollar equivalent of US$2.875), subject to adjustment, until May 5, 2030.
(2)	Pursuant to the over-allotment granted in connection with the May 2025 Public Offering, the Company issued 100,000 May Warrants.
(3)	In connection with the May 2025 Public Offering, the Company issued 90,750 Common Share purchase warrants (the “May Underwriter’s Warrants”), with each May Underwriter’s Warrant entitling the holder thereof to purchase one Common Share at C$3.632 (the Canadian dollar equivalent of US$2.625), subject to adjustment, until May 5, 2028.
(4)	Pursuant to the June 2025 Public Offering, the Company issued 5,500,000 Common Share purchase warrants (“June Warrants”). Each June Warrant entitles the holder thereof to purchase one Common Share at C$5.0768 (the Canadian dollar equivalent of US$3.71), subject to adjustment, until June 12, 2030.
(5)	In connection with the June 2025 Public Offering, the Company issued 275,000 Common Share purchase warrants (the “June Agent’s Warrants”), with each June Agent’s Warrant entitling the holder thereof to purchase one Common Share at C$4.2763 (the Canadian dollar equivalent of US$3.13), subject to adjustment, until June 12, 2028.
(6)	Pursuant to the July 2025 Public Offering, the Company issued 4,672,895 Common Share purchase warrants (“July Warrants”). Each July Warrant entitles the holder thereof to purchase one Common Share at C$7.3579 (the Canadian dollar equivalent of US$5.35), subject to adjustment, until July 21, 2030.
(7)	In connection with the July 2025 Public Offering, the Company issued 233,644 Common Share purchase warrants (the “July Agent’s Warrants”), with each July Agent’s Warrant entitling the holder thereof to purchase one Common Share at C$9.1973 (the Canadian dollar equivalent of US$6.6875), subject to adjustment, until July 21, 2028.

Stock Options

During the twelve-month period preceding the date of this Prospectus Supplement, the Company has not granted any stock options pursuant to its share compensation plan.

Restricted Share Units

During the twelve-month period preceding the date of this Prospectus Supplement, the Company granted 450,964 restricted share units (“RSUs”) pursuant to its share compensation plan, which may vest for an aggregate of 450,964 Common Shares. The particulars of such award are set forth in the following table:

Date of Award	Number of RSUs Awarded	Award Date Fair Value
May 20, 2025	450,964	C$4.29

S-20

TRADING PRICE AND VOLUME

The Common Shares are listed on the CSE under the symbol “DPRO” and on the Nasdaq under the symbol “DPRO”.

The following table provides the price ranges and trading volume of the Common Shares on the CSE for the periods indicated below:

	Price Ranges
	High (C$)	Low (C$)	Total Volume
February 2025	5.48	3.40	77,338
March 2025	4.77	2.68	85,179
April 2025	3.95	2.75	59,590
May 2025	3.95	2.30	198,877
June 2025	5.90	2.47	1,265,406
July 2025	10.01	3.90	2,546,391
August 2025	8.00	5.35	880,112
September 2025	13.31	5.95	1,398,882
October 2025	20.29	10.55	2,790,303
November 2025	15.27	8.35	932,309
December 2025	11.63	8.35	975,204
January 2026	14.65	9.35	2,023,982
February 1 – 25, 2026	11.38	8.86	1,260,427

On February 26, 2026, the closing price of the Common Shares on the CSE was C$9.36.

The following table provides the price ranges and trading volume of the Common Shares on Nasdaq for the periods indicated below:

	Price Ranges
	High (US$)	Low (US$)	Total Volume
February 2025	3.84	2.30	1,821,396
March 2025	3.32	1.84	2,281,811
April 2025	2.95	1.89	1,441,836
May 2025	2.95	1.63	5,062,837
June 2025	4.37	1.75	51,129,458
July 2025	7.31	2.96	153,039,755
August 2025	5.64	3.85	35,732,845
September 2025	9.55	4.28	107,004,224
October 2025	14.40	7.55	144,435,455
November 2025	10.79	6.03	40,193,256
December 2025	8.47	6.07	31,235,862
January 2026	10.62	6.79	51,129,866
February 1 – 25, 2026	9.40	6.44	35,059,373

On February 26, 2026, the closing price of the Common Shares on the Nasdaq was US$6.86.

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RISK FACTORS

An investment in the Company’s securities involves risk. Before you invest in the Common Shares, you should carefully consider the risks contained in or incorporated by reference into this Prospectus Supplement and the Base Shelf Prospectus, including the risks described below and in the Form 20-F, Annual MD&A and Interim MD&A, which are incorporated by reference into this Prospectus Supplement and the Base Shelf Prospectus. The discussion of risks related to the business of the Company contained in or incorporated by reference into this Prospectus Supplement and the Base Shelf Prospectus comprises material risks of which the Company is aware. If any of the events or developments described actually occurs, the business, financial condition or results of operations of the Company would likely be adversely affected.

Risks Relating to this Offering

Management will have broad discretion as to the use of the proceeds from the Offering and may not use the proceeds effectively.

Management of the Company will have broad discretion in the application of the net proceeds from the Offering and could spend the proceeds in ways that do not improve the results of operations of the Company or enhance the value of the Common Shares. Failure to apply these funds effectively could have a material adverse effect on the business of the Company, delay the development of its product candidates, and cause the price of the Common Shares to decline.

The market price of the Common Shares has been and is likely to continue to be volatile and an investment in Common Shares may suffer a decline in value.

You should consider an investment in Common Shares as risky and invest only if you can withstand a significant loss and wide fluctuations in the market value of your investment. The Company receives only limited attention by securities analysts and frequently experiences an imbalance between supply and demand for Common Shares. The market price of the Common Shares has been highly volatile and is likely to continue to be volatile. This leads to a heightened risk of securities litigation pertaining to such volatility. Factors such as the financial position of the Company; the ability to raise additional capital; general market conditions; published reports by securities analysts; and shareholder interest in the Common Shares all contribute to the volatility of the market price of the Common Shares.

Future sales of Common Shares by the Company or by its existing shareholders could cause the market price of the Common Shares to fall.

The issuance of Common Shares by the Company could result in significant dilution in the equity interest of existing shareholders and adversely affect the market price of the Common Shares. Sales by existing shareholders of a large number of Common Shares in the public market and the issuance of shares issued in connection with strategic alliances, or the perception that such additional sales could occur, could cause the market price of the Common Shares to decline and have an undesirable impact on the Company’s ability to raise capital. With any additional sale or issuance of Common Shares, investors will suffer dilution to their voting power and the Company may experience dilution in its earnings per Common Share.

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Subsequent offerings may result in dilution to investors.

The Company may raise funds in the future through the sale of additional securities of the Company. Any such issuances may dilute the interests of holders of Common Shares and may have a negative impact on the market price of the Common Shares, including the Common Shares offered hereunder. Convertible securities have been issued and may be issued in the future by the Company at a lower price than the current market value of the Common Shares, consequently, purchasers who purchase Common Shares may incur substantial dilution in the near future.

There is no assurance of a sufficient liquid trading market for the Common Shares in the future.

Shareholders of the Company may be unable to sell significant quantities of Common Shares into the public trading markets without a significant reduction in the price of their Common Shares, or at all. There can be no assurance that there will be sufficient liquidity of the Common Shares on the trading market, and that the Company will continue to meet the listing requirements of the CSE or Nasdaq or achieve listing on any other public listing exchange.

No dividends have been paid on the Common Shares and the Company does not intend to pay dividends in the foreseeable future although it may ultimately do so in the appropriate circumstances.

The Company has paid no cash dividends on any of its Common Shares to date and currently intends to retain its future earnings, if any, to fund the development growth of its businesses. In addition, the terms of any future debt or credit facility may preclude the Company from paying any dividends unless certain consents are obtained and certain conditions are met.

Failure to meet Nasdaq’s continued listing requirements could result in the delisting of the Company’s Common Shares, negatively impact the price of the Company’s Common Shares and negatively impact its ability to raise additional capital.

If the Company fails to satisfy the continued listing requirements of the Nasdaq, such as corporate governance requirements or the minimum closing bid price requirement, the exchange may take steps to delist the Company’s Common Shares. Such a delisting would likely have a negative effect on the price of the Company’s Common Shares and would impair shareholders’ ability to sell or purchase its Common Shares when they wish to do so.

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CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS

Subject to the limitations and qualifications stated herein, this discussion sets forth material U.S. federal income tax considerations relating to the acquisition, ownership and disposition by U.S. Holders (as hereinafter defined) of the Pre-Funded Warrant Shares received upon exercise of the Pre-Funded Warrants.

The discussion is based on the Internal Revenue Code of 1986, as amended (the “Code”), its legislative history, existing and proposed regulations thereunder, published rulings and court decisions, and the Canada-United States Income Tax Convention (1980) as amended (the “Treaty”) all as currently in effect and all subject to change at any time, possibly with retroactive effect. This summary applies only to U.S. Holders. This discussion of a U.S. Holder’s tax consequences addresses only those persons that acquire Warrant Shares in this Offering and that hold those Pre-Funded Warrant Shares as capital assets (generally, property held for investment). In addition, it does not describe all of the tax consequences that may be relevant in light of a U.S. Holder’s particular circumstances, including state and local tax consequences, estate and gift tax consequences, alternative minimum tax consequences, and tax consequences applicable to U.S. Holders subject to special rules, such as:

●	banks, insurance companies, and certain other financial institutions;

●	U.S. expatriates and certain former citizens or long-term residents of the United States; dealers or traders in securities who use a mark-to-market method of tax accounting;

●	persons holding Pre-Funded Warrant Shares as part of a hedging transaction, “straddle,” wash sale, conversion transaction or integrated transaction or persons entering into a constructive sale with respect to Pre-Funded Warrant Shares;

●	persons whose “functional currency” for U.S. federal income tax purposes is not the U.S. dollar;

●	brokers, dealers or traders in securities, commodities or currencies;

●	tax-exempt entities or government organizations;

●	partnerships or other entities or arrangements classified as partnerships for U.S. federal income tax purposes;

●	regulated investment companies or real estate investment trusts;

●	persons who acquired the Pre-Funded Warrant Shares pursuant to the exercise of any employee stock option or otherwise as compensation;

●	persons holding the Pre-Funded Warrant Shares in connection with a trade or business, permanent establishment, or fixed base outside the United States; and

●	persons who own (directly or through attribution) 10% or more (by vote or value) of the outstanding Pre-Funded Warrant Shares.

If an entity that is classified as a partnership for U.S. federal income tax purposes holds Pre-Funded Warrant Shares, the U.S. federal income tax treatment of a partner will generally depend on the status of the partner and the activities of the partnership. Partnerships holding Pre-Funded Warrant Shares and partners in such partnerships are encouraged to consult their tax advisers as to the particular U.S. federal income tax consequences of holding and disposing of Pre-Funded Warrant Shares.

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A “U.S. Holder” is a holder who, for U.S. federal income tax purposes, is a beneficial owner of Pre-Funded Warrant Shares and is:

●	an individual who is a citizen or individual resident of United States;

●	a corporation, or other entity taxable as a corporation, created or organized in or under the laws of the United States, any state therein or the District of Columbia;

●	an estate the income of which is subject to U.S. federal income taxation regardless of its source;

●	a trust if (1) a U.S. court is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have authority to control all substantial decisions of the trust or (2) the trust has a valid election in effect to be treated as a U.S. person under applicable U.S. Treasury Regulations.

PERSONS CONSIDERING AN INVESTMENT IN PRE-FUNDED WARRANT SHARES SHOULD CONSULT THEIR OWN TAX ADVISORS AS TO THE PARTICULAR TAX CONSEQUENCES APPLICABLE TO THEM RELATING TO THE ACQUISITION, OWNERSHIP AND DISPOSITION OF THE WARRANT SHARES, INCLUDING THE APPLICABILITY OF U.S. FEDERAL, STATE AND LOCAL TAX LAWS.

Treatment of Pre-Funded Warrants

As discussed in the prospectus supplement for the Common Share Offering, although it is not entirely free from doubt, we believe a Pre-Funded Warrant should be treated as a separate class of common shares for U.S. federal income tax purposes and a U.S. Holder of Pre-Funded Warrants should generally be taxed in the same manner as a holder of other classes of common shares, including Pre-Funded Warrant Shares, except as described below. However, such characterization is not binding on the IRS, and the IRS may treat the Pre-Funded Warrant as warrants to acquire common shares. If so, the amount and character of a U.S. Holder’s gain with respect to an investment in Pre-Funded Warrant could change, and a U.S. Holder would not have been entitled to make the “QEF Election” or “Mark-to-Market Election” described in the prospectus supplement for the Common Share Offering to mitigate PFIC consequences in the event that we are classified as a PFIC effective upon acquisition of the Pre-Funded Warrant and such Pre-Funded Warrants and any Pre-Funded Warrant Shares acquired upon the exercise thereof would then be treated for U.S. federal income tax purposes in the same manner as standard warrants and warrant shares, respectively. The balance of this discussion generally assumes that the characterization described above is respected for U.S. federal income tax purposes. Each U.S. Holder should consult its own tax advisor regarding the risks associated with the acquisition of a Pre-Funded Warrant Shares received upon exercise of Pre-Funded Warrants. For further discussion of the treatment of Pre-Funded Warrants, see the prospectus supplement for the Common Share Offering.

Passive Foreign Investment Company Rules

If the Company is classified as a passive foreign investment company (a “PFIC”) in any taxable year, a U.S. Holder will be subject to special rules generally intended to reduce or eliminate any benefits from the deferral of U.S. federal income tax that a U.S. Holder could derive from investing in a non-U.S. company that does not distribute all of its earnings on a current basis.

A non-U.S. corporation will be classified as a PFIC for any taxable year in which, after applying certain look-through rules, either:

●	at least 75% of its gross income is passive income (which generally includes dividends, interest, rents or royalties (other than certain rents or royalties earned in the conduct of an active business) and investment gain); or

●	at least 50% of its gross assets (determined on the basis of a quarterly average) is attributable to assets that produce passive income or are held for the production of passive income.

The Company will be treated as owning its proportionate share of the assets and earning its proportionate share of the income of any other corporation, the equity of which it owns, directly or indirectly, 25% or more (by value).

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Based on the composition of the Company’s income and the value of its assets, the Company believes that it was not a PFIC for United States federal income tax purposes for the taxable year ending December 31, 2023, and, based on estimates of the Company’s income and assets for 2024, the Company currently expects that it will not be a PFIC for the taxable year ending December 31, 2024. A separate determination must be made after the close of each taxable year as to whether the Company is a PFIC for that year, and as a result, its PFIC status may change from year to year. The total value of the Company’s assets for purposes of the asset test generally will be calculated using the market price of the Pre-Funded Warrant Shares, which may fluctuate considerably. Fluctuations in the market price of the Pre-Funded Warrant Shares may result in the Company’s being a PFIC for any taxable year. Because of the uncertainties involved in establishing the Company’s PFIC status, there can be no assurance regarding if the Company currently is treated as a PFIC, or may be treated as a PFIC in the future.

If the Company is classified as a PFIC in any year with respect to which a U.S. Holder owns the Pre-Funded Warrant Shares, the Company will continue to be treated as a PFIC with respect to such U.S. Holder in all succeeding years during which the U.S. Holder owns the Pre-Funded Warrant Shares, regardless of whether the Company continues to meet the .tests described above unless the Company ceases to be a PFIC and either (x) the U.S. Holder has made a “deemed sale” election under the PFIC rules or (y) for the period immediately preceding the Company’s ceasing to be a PFIC the Pre-Funded Warrant Shares were subject to a mark-to-market election. If the “deemed sale” election is made, a U.S. Holder will be deemed to have sold the Pre-Funded Warrant Shares the U.S. Holder holds at their fair market value and any gain from such deemed sale would be subject to the rules described below. After the deemed sale election, so long as the Company does not become a PFIC in a subsequent taxable year, the U.S. Holder’s Pre-Funded Warrant Shares with respect to which such election was made will not be treated as shares in a PFIC and the U.S. Holder will not be subject to the rules described below with respect to any “excess distribution” the U.S. Holder receives from the Company or any gain from an actual sale or other disposition of the Pre-Funded Warrant Shares. U.S. Holders should consult their tax advisors as to the possibility and consequences of making a deemed sale election if the Company ceases to be a PFIC and such election becomes available..

For each taxable year the Company is treated as a PFIC with respect to U.S. Holders, U.S. Holders will be subject to special tax rules with respect to any “excess distribution” such U.S. Holder receives and any gain such U.S. Holder recognizes from a sale or other disposition (including, under certain circumstances, a pledge) of Pre-Funded Warrant Shares, unless (i) such U.S. Holder makes a qualified electing fund election (a “QEF Election”) or (ii) the Pre-Funded Warrant Shares constitute “marketable” securities, and such U.S. Holder makes a mark-to-market election as discussed below. Absent the making of a QEF Election or a mark-to-market election, distributions a U.S. Holder receives in a taxable year that are greater than 125% of the average annual distributions a U.S. Holder received during the shorter of the three preceding taxable years or the U.S. Holder’s holding period for the Pre-Funded Warrant Shares will be treated as an excess distribution. Under these special tax rules:

●	the excess distribution or gain will be allocated ratably over a U.S. Holder’s holding period for the Pre-Funded Warrant Shares ;

●	the amount allocated to the current taxable year, and any taxable year prior to the first taxable year in which the Company became a PFIC, will be treated as ordinary income; and

●	the amount allocated to each other year will be subject to the highest tax rate in effect for that year and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.

The tax liability for amounts allocated to years prior to the year of disposition or “excess distribution” cannot be offset by any net operating losses for such years, and gains (but not losses) realized on the sale of the Pre-Funded Warrant Shares cannot be treated as capital, even if a U.S. Holder holds the Pre-Funded Warrant Shares as capital assets.

In addition, if the Company is a PFIC, a U.S. Holder will generally be subject to similar rules with respect to distributions the Company receives from, and the Company’s dispositions of the stock of, any of the Company’s direct or indirect subsidiaries that also are PFICs, as if such distributions were indirectly received by, and/or dispositions were indirectly carried out by, such U.S. Holder. U.S. Holders should consult their tax advisors regarding the application of the PFIC rules to the Company’s subsidiaries.

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QEF Election

If a U.S. Holder makes an effective QEF Election, the U.S. Holder will be required to include in gross income each year, whether or not the Company makes distributions, as capital gains, such U.S. Holder’s pro rata share of the Company’s net capital gains and, as ordinary income, such U.S. Holder’s pro rata share of the Company’s earnings in excess of the Company’s net capital gains. U.S. Holders should be aware that there can be no assurance that the Company will satisfy the record keeping requirements that apply to a QEF, or that the Company will supply U.S. Holders with information that such U.S. Holders require to report under the QEF election rules, in the event that the Company is a PFIC and a U.S. Holder wishes to make a QEF election.

QEF Election – Pre-Funded Warrant Shares

As discussed in “Treatment of Pre-Funded Warrants” above, this discussion assumes that a Pre-Funded Warrant should be treated as a separate class of common shares for U.S. federal income tax purposes and a U.S. Holder of Pre-Funded Warrants should generally be taxed in the same manner as a holder of other classes of common shares, including Pre-Funded Warrant Shares and Warrant Shares.

If a U.S. Holder that previously held Pre-Funded Warrants previously made a QEF Election with respect to those Pre-Funded Warrants, a U.S. Holder would be subject to the QEF rules described above with respect to such Pre-Funded Warrants; however, in such instance, upon the exercise of a Pre-Funded Warrant, a U.S. Holder may be required to make a new QEF Election with respect to the Pre-Funded Warrant Shares received.

If a U.S. Holder that did not previously make a QEF Election with respect to its Pre-Funded Warrants thereafter exercises Pre-Funded Warrants and properly makes a QEF Election with respect to the newly acquired Pre-Funded Warrant Shares, such QEF Election will apply to the newly acquired Pre-Funded Warrant Shares as of the date of such election.

Because the U.S. federal income tax characterization of the Pre-Funded Warrants is unclear, U.S. Holders of Pre-Funded Warrant Shares are urged to consult their own tax advisor as to the availability and advisability of a QEF Election.

Mark-to-Market Election

As discussed in “Treatment of Pre-Funded Warrants” above, this discussion assumes that a Pre-Funded Warrant should be treated as a separate class of common shares for U.S. federal income tax purposes and a U.S. Holder of Pre-Funded Warrants should generally be taxed in the same manner as a holder of other classes of common shares, including Pre-Funded Warrant Shares and Warrant Shares. However, as discussed in the prospectus supplement for the Common Share Offering, a Mark-to-Market Election will likely not be available with respect to the Pre-Funded Warrants. If a U.S. Holder that previously held Pre-Funded Warrants previously properly made a valid mark-to-market election with respect to such Pre-Funded Warrants, a U.S. Holder would be subject to the mark-to-market rules described below with respect to such Pre-Funded Warrants; however, in such instance, upon the exercise of a Pre-Funded Warrant, a U.S. Holder may be required to make a new mark-to-market election with respect to the Pre-Funded Warrant Shares received. The balance of this discussion as it relates to Pre-Funded Warrant Shares generally assumes that a Mark-to-Market Election was not previously made with respect the corresponding Pre-Funded Warrant.

U.S. Holders can avoid the interest charge on excess distributions or gain relating to the Pre-Funded Warrant Shares by making a mark-to-market election with respect to the Pre-Funded Warrant Shares, provided that the Pre-Funded Warrant Shares are “marketable”. Pre-Funded Warrant Shares will be marketable if they are “regularly traded” on certain U.S. stock exchanges or on a foreign stock exchange that meets certain conditions. For these purposes, the Pre-Funded Warrant Shares will be considered regularly traded during any calendar year during which they are traded, other than in de minimis quantities, on at least 15 days during each calendar quarter. Any trades that have as their principal purpose meeting this requirement will be disregarded. Each U.S. Holder should consult its tax advisor as to the whether a mark-to-market election is available or advisable with respect to the Pre-Funded Warrant Shares.

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A U.S. Holder that makes a mark-to-market election must include in ordinary income for each year an amount equal to the excess, if any, of the fair market value of the Pre-Funded Warrant Shares at the close of the taxable year over the U.S. Holder’s adjusted tax basis in the Pre-Funded Warrant Shares . An electing holder may also claim an ordinary loss deduction for the excess, if any, of the U.S. Holder’s adjusted basis in the Pre-Funded Warrant Shares over the fair market value of the Pre-Funded Warrant Shares, as the case may be, at the close of the taxable year, but this deduction is allowable only to the extent of any net mark-to-market gains for prior years. Gains from an actual sale or other disposition of the Pre-Funded Warrant Shares will be treated as ordinary income, and any losses incurred on a sale or other disposition of the shares will be treated as an ordinary loss to the extent of any net mark-to-market gains for prior years. Once made, the election cannot be revoked without the consent of the Internal Revenue Service (the “IRS”), unless the Pre-Funded Warrant Shares cease to be marketable.

However, a mark-to-market election generally cannot be made for equity interests in any lower-tier PFICs that the Company owns, unless shares of such lower-tier PFIC are themselves “marketable.” As a result, even if a U.S. Holder validly makes a mark-to-market election with respect to the Pre-Funded Warrant Shares, the U.S. Holder may continue to be subject to the PFIC rules (described above) with respect to its indirect interest in any of the Company’s investments that are treated as an equity interest in a PFIC for U.S. federal income tax purposes.

U.S. HOLDERS SHOULD CONSULT THEIR TAX ADVISORS TO DETERMINE WHETHER ANY OF THESE ELECTIONS WOULD BE AVAILABLE AND IF SO, WHAT THE CONSEQUENCES OF THE ALTERNATIVE TREATMENTS WOULD BE IN THEIR PARTICULAR CIRCUMSTANCES.

Each U.S. shareholder of a PFIC is required to file a Form 8621, Information Return by a Shareholder of a Passive Foreign Investment Company or Qualified Electing Fund containing such information as the United States Treasury Department (the “U.S. Treasury”) may require. U.S. Holders should consult their tax advisors regarding the requirements of filing such information returns under these rules.

THE CORPORATION STRONGLY URGES YOU TO CONSULT YOUR TAX ADVISOR REGARDING THE IMPACT OF THE CORPORATION’S PFIC STATUS ON YOUR INVESTMENT IN THE PRE-FUNDED WARRANT SHARES AS WELL AS THE APPLICATION OF THE PFIC RULES TO YOUR INVESTMENT IN THE PRE-FUNDED WARRANT SHARES .

Cash Dividends and Other Distributions

Subject to the discussion under “Passive Foreign Investment Company Rules” above, to the extent there are any distributions made with respect to the Pre-Funded Warrant Shares, a U.S. Holder generally will be required to include in its gross income distributions received with respect to its Pre-Funded Warrant Shares (including the amount of Canadian taxes withheld, if any) as dividend income, but only to the extent that the distribution is paid out of the Company’s current or accumulated earnings and profits (computed using U.S. federal income tax principles), with the excess treated first as a non-taxable return of capital to the extent of the holder’s adjusted tax basis in its Pre-Funded Warrant Shares and, thereafter, as capital gain recognized on a sale or exchange on the day actually or constructively received by the holder (as described below under “Sale or Disposition of Pre-Funded Warrant Shares ”). There can be no assurance that the Company will maintain calculations of the Company’s earnings and profits in accordance with U.S. federal income tax accounting principles. U.S. Holders should therefore assume that any distribution with respect to the Pre-Funded Warrant Shares will constitute ordinary dividend income. Dividends paid on the Pre-Funded Warrant Shares will not be eligible for the dividends received deduction allowed to U.S. corporations.

Subject to applicable limitations and provided we are eligible for the benefits of the Treaty, or the Pre-Funded Warrant Shares are readily tradable on a United States securities market, dividends paid by the Company to non-corporate U.S. Holders, including individuals, generally will be eligible for the preferential tax rates applicable to long-term capital gains for dividends, provided certain holding period and other conditions are satisfied, including that the Company is not be classified as a PFIC in the tax year of distribution or in the preceding tax year. The dividend rules are complex, and each U.S. Holder should consult its own tax advisor regarding the application of such rules.

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Dividends paid to a non-corporate U.S. Holder by a “qualified foreign corporation” may be subject to reduced rates of taxation if certain holding period and other requirements are met. A qualified foreign corporation generally includes a foreign corporation if (i) its Pre-Funded Warrant Shares are readily tradable on an established securities market in the United States or it is eligible for benefits under a comprehensive U.S. income tax treaty that includes an exchange of information program and which the U.S. Treasury has determined is satisfactory for these purposes and (ii) if such foreign corporation is not a PFIC (as discussed above) for either the taxable year in which the dividend is paid or the preceding taxable year. The Pre-Funded Warrant Shares are readily tradable on the Nasdaq, an established securities market in the United States, and the Company may be eligible for the benefits of the Treaty. Accordingly, subject to the PFIC rules discussed above, a non-corporate U.S. Holder may qualify for the reduced rate on dividends so long as the applicable holding period requirements are met. U.S. Holders should consult their own tax advisors regarding the availability of the reduced tax rate on dividends in light of their particular circumstances.

Distributions paid in a currency other than U.S. dollars will be included in a U.S. Holder’s gross income in a U.S. dollar amount based on the spot exchange rate in effect on the date of actual or constructive receipt, whether or not the payment is converted into U.S. dollars at that time. The U.S. Holder will have a tax basis in such currency equal to such U.S. dollar amount, and any gain or loss recognized upon a subsequent sale or conversion of the foreign currency for a different U.S. dollar amount will generally be U.S. source ordinary income or loss. If the dividend is converted into U.S. dollars on the date of receipt, a U.S. Holder generally should generally not be required to recognize foreign currency gain or loss in respect of the dividend income.

If a U.S. Holder is subject to Canadian withholding taxes (at the rate applicable to such U.S. Holder) with respect to dividends paid on the Pre-Funded Warrant Shares, such U.S. Holder may be entitled to receive either a deduction or a foreign tax credit for such Canadian taxes paid. Complex limitations apply to the foreign tax credit. Dividends paid by the Company generally will constitute “foreign source” income and generally will be categorized as “passive category income.” Because the foreign tax credit rules are complex, each U.S. Holder should consult its own tax advisor regarding the foreign tax credit rules.

Sale or Disposition of Pre-Funded Warrant Shares

A U.S. Holder generally will recognize gain or loss on the taxable sale or exchange of the Pre-Funded Warrant Shares in an amount equal to the difference between the U.S. dollar amount realized on such sale or exchange (determined in the case of the Pre-Funded Warrant Shares sold or exchanged for currencies other than U.S. dollars by reference to the spot exchange rate in effect on the date of the sale or exchange or, if the Pre-Funded Warrant Shares sold or exchanged are traded on an established securities market and the U.S. Holder is a cash basis taxpayer or an electing accrual basis taxpayer, which election must be applied consistently from year to year and cannot be changed without the consent of the IRS, the spot exchange rate in effect on the settlement date) and the U.S. Holder’s adjusted tax basis in the Pre-Funded Warrant Shares, as the case may be, determined in U.S. dollars. The initial tax basis of the Pre-Funded Warrant Shares to a U.S. Holder will be the U.S. Holder’s U.S. dollar purchase price for the Pre-Funded Warrant Shares, as the case may be (determined by reference to the spot exchange rate in effect on the date of the purchase, or if the Pre-Funded Warrant Shares purchased are traded on an established securities market and the U.S. Holder is a cash basis taxpayer or an electing accrual basis taxpayer, which election must be applied consistently from year to year and cannot be changed without the consent of the IRS, the spot exchange rate in effect on the settlement date). An accrual basis U.S. Holder that does not make the special election will recognize exchange gain or loss to the extent attributable to the difference between the exchange rates on the sale date and the settlement date, and such exchange gain or loss generally will constitute ordinary income or loss.

Subject to the discussion under “Passive Foreign Investment Company Rules” above, such gain or loss will be capital gain or loss and will be long-term gain or loss if the Pre-Funded Warrant Shares, as the case may be, have been held for more than one year. Under current law, long-term capital gains of non-corporate U.S. Holders generally are eligible for reduced rates of taxation. The deductibility of capital losses is subject to limitations. Capital gain or loss, if any, recognized by a U.S. Holder generally will be treated as U.S. source income or loss for U.S. foreign tax credit purposes. U.S. Holders are encouraged to consult their own tax advisors regarding the availability of the U.S. foreign tax credit in their particular circumstances.

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Net Investment Income Tax

Certain U.S. Holders that are individuals, estates or certain trusts must pay a 3.8% tax on their “net investment income.” Net investment income generally includes, among other things, dividend income and net gains from the disposition of stock. A U.S. Holder that is an individual, estate or trust should consult its tax advisor regarding the applicability of the net investment income tax to its income and gains in respect of its investment in the Pre-Funded Warrant Shares .

Information Reporting and Backup Withholding

Payments of dividends and sales proceeds that are made within the United States or through certain U.S.-related financial intermediaries generally are subject to information reporting, and may be subject to backup withholding, unless (i) the U.S. Holder is a corporation or other exempt recipient or (ii) in the case of backup withholding, the U.S. Holder provides a correct taxpayer identification number and certifies that it is not subject to backup withholding on a duly executed IRS Form W-9 or otherwise establishes an exemption.

Backup withholding is not an additional tax. The amount of any backup withholding from a payment to a U.S. Holder will be allowed as a credit against the U.S. Holder’s U.S. federal income tax liability and may entitle the U.S. Holder to a refund, provided that the required information is timely furnished to the IRS.

Certain Reporting Requirements

In addition to the reporting described above that may be required if the Company is a PFIC, U.S. Holders paying more than US$100,000 for the Pre-Funded Warrant Shares generally may be required to file IRS Form 926 reporting the payment of the offer price for the Pre-Funded Warrant Shares to the Company. Substantial penalties may be imposed upon a U.S. Holder that fails to comply. Each U.S. Holder should consult its own tax advisor as to the possible obligation to file IRS Form 926.

Certain U.S. Holders who are individuals (and, under regulations, certain entities) may be required to report information relating to the Pre-Funded Warrant Shares, subject to certain exceptions (including an exception for Pre-Funded Warrant Shares held in accounts maintained by certain U.S. financial institutions), by filing IRS Form 8938 (Statement of Specified Foreign Financial Assets) with their federal income tax return. Such U.S. Holders who fail to timely furnish the required information may be subject to a penalty. Additionally, if a U.S. Holder does not file the required information, the statute of limitations with respect to tax returns of the U.S. Holder to which the information relates may not close until three years after such information is filed. U.S. Holders should consult their tax advisers regarding their reporting obligations with respect to their ownership and disposition of the Pre-Funded Warrant Shares.

S-30

LEGAL MATTERS

Certain Canadian legal matters relating to the Offering will be passed upon on behalf of the Company by DLA Piper (Canada) LLP and on behalf of the Placement Agent by Cozen O’Connor LLP. As of the date hereof, the partners and associates of DLA Piper (Canada) LLP, as a group, beneficially own, directly or indirectly, less than 1% of the outstanding Common Shares.

Certain legal matters relating to United States law will be passed upon on behalf of the Company by Lucosky Brookman LLP and on behalf of the Placement Agent by Ellenoff Grossman & Schole LLP.

AUDITOR, TRANSFER AGENT AND REGISTRAR

Our auditors are DMCL LLP, Chartered Professional Accountants, located at 1500-1700, 1140 W Pender Street, Vancouver, BC V6E 4G1. DMCL LLP is independent with respect to the Company within the meaning of the U.S. Securities Act and the applicable rules and regulations adopted by the SEC and the Public Company Accounting Oversight Board (United States) and within the meaning of the code of professional conduct of the Chartered Professional Accountants of British Columbia.

Our transfer agent and registrar for our Common Shares in Canada and the United States is Endeavor Trust Corporation at its principal offices in Vancouver, British Columbia, and Albany, New York, respectively.

AGENT FOR SERVICE OF PROCESS

Thomas Modly, Tim Dunnigan and Christopher Miller are members of the board of directors of the Company that reside outside of Canada and have appointed DLA Piper (Canada) LLP, Suite 2700, 1133 Melville Street, Vancouver, British Columbia, Canada V6E 4E5, as agent for service of process.

Purchasers are advised that it may not be possible for investors to enforce judgments obtained in Canada against any person or company that is incorporated, continued or otherwise organized under the laws of a foreign jurisdiction or resides outside of Canada, even if the party has appointed an agent for service of process.

STATUTORY RIGHTS OF WITHDRAWAL AND RESCISSION

Securities legislation in certain of the provinces of Canada provides purchasers with the right to withdraw from an agreement to purchase securities. This right may be exercised within two business days after receipt or deemed receipt of a prospectus and any amendment. In several of the provinces of Canada, the securities legislation further provides a purchaser with remedies for rescission or, in some jurisdictions, revisions of the price or damages if the prospectus and any amendment contains a misrepresentation or is not delivered to the purchaser, provided that the remedies for rescission, revision of the price or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province for the particulars of these rights or consult with a legal advisor. Rights and remedies may also be available to purchasers under U.S. law; purchasers may wish to consult with a U.S. lawyer for particulars of these rights.

S-31

ENFORCEABILITY OF CIVIL LIABILITIES

The Company is incorporated under, and governed by, the laws of British Columbia, Canada. Many of its officers and directors and experts named in this Prospectus Supplement and the Base Shelf Prospectus are resident outside of the United States, and a majority of their assets, and the assets of Draganfly, are located outside the United States. As a result, it may be difficult for U.S. investors to effect service of process within the United States upon those directors, officers or experts who are not residents of the United States, or to realize in the United States upon judgments of courts of the United States predicated upon civil liability of such directors, officers or experts under U.S. federal securities laws. There is doubt as to whether Canadian courts would enforce the civil liability claims brought under United States federal securities laws in original actions and/or enforce claims for punitive damages. A final judgment for a liquidated sum in favour of a private litigant granted by a United States court and predicated solely upon civil liability under United States federal securities laws would, subject to certain exceptions identified in the law of individual provinces of Canada, likely be enforceable in Canada if the United States court in which the judgment was obtained had a basis for jurisdiction in the matter that would be recognized by the domestic Canadian court for the same purposes. There is a significant risk that a given Canadian court may not have jurisdiction or may decline jurisdiction over a claim based solely upon United States federal securities law on application of the conflict of laws principles of the province in Canada in which the claim is brought.

Draganfly has filed with the SEC, concurrently with the filing of its U.S. Registration Statement on Form F-10 of which this Prospectus Supplement and the Base Shelf Prospectus form a part, an appointment of agent for service of process on Form F-X. Under the Form F-X, Draganfly appointed C T Corporation System as its agent for service of process in the United States in connection with any investigation or administrative proceeding conducted by the SEC, and any civil suit or action brought against or involving Draganfly in a U.S. court arising out of or related to or concerning the Offering of Common Shares under the U.S. Registration Statement. However, it may be difficult for United States investors to effect service of process within the United States upon those officers or directors who are not residents of the United States, or to realize in the United States upon judgments of courts of the United States predicated upon the Company’s civil liability and the civil liability of such officers or directors under United States federal securities laws or the securities or “blue sky” laws of any state within the United States.

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CERTIFICATE OF THE COMPANY

Dated: February 26, 2026

The short form prospectus, together with the documents incorporated in the prospectus by reference as supplemented by the foregoing, constitutes full, true and plain disclosure of all material facts relating to the securities offered by the prospectus and this supplement as required by the securities legislation of British Columbia, Ontario and Saskatchewan.

(Signed) Cameron Chell	(Signed) Paul Sun
Cameron Chell Executive Chairman, President and Chief Executive Officer	Paul Sun Chief Financial Officer

On behalf of the Board of Directors

(Signed) Denis Silva	(Signed) Tim Dunnigan
Denis Silva Director	Tim Dunnigan Director

C-1

This short form prospectus is a base shelf prospectus. This short form base shelf prospectus has been filed under legislation in each of the provinces of British Columbia, Ontario and Saskatchewan that permits certain information about these securities to be determined after this short form base shelf prospectus has become final and that permits the omission from this short form base shelf prospectus of that information. The legislation requires the delivery to purchasers of a prospectus supplement containing the omitted information within a specified period of time after agreeing to purchase any of these securities.

Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the United States Securities and Exchange Commission but is not yet effective. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This prospectus shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.

No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise. This short form base shelf prospectus constitutes a public offering of these securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities.

Information has been incorporated by reference in this short form base shelf prospectus from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Corporate Secretary of Draganfly Inc. at 235, 103rd St. E. Saskatoon, SK, S7N 1Y8 (telephone 1-800-979-9794), and are also available electronically at www.sedarplus.ca.

SHORT FORM BASE SHELF PROSPECTUS

NEW ISSUE	February 25, 2026

DRAGANFLY INC.

$300,000,000

COMMON SHARES

PREFERRED SHARES

WARRANTS

SUBSCRIPTION RECEIPTS

UNITS

This short form base shelf prospectus (the “Prospectus”) relates to the offering for sale by Draganfly Inc. (the “Company” or “Draganfly”) from time to time, during the 25-month period that this Prospectus, including any amendments hereto, remains valid, of up to $300,000,000 (or the equivalent in other currencies based on the applicable exchange rate at the time of the offering) in the aggregate of: (i) common shares (“Common Shares”) in the capital of the Company; (ii) preferred shares of the Company of any series (“Preferred Shares”); (iii) warrants (“Warrants”) to purchase other Securities (as defined below); (iv) subscription receipts (“Subscription Receipts”) convertible into other Securities; and (v) units (“Units”) comprised of one or more of any of the other Securities, or any combination of such Securities (the Common Shares, Warrants, Subscription Receipts and Units are collectively referred to herein as the “Securities”). The Securities may be offered in amounts, at prices and on terms to be determined based on market conditions at the time of sale, including potentially by way of an “at-the-market distribution” (as defined under applicable Canadian securities legislation) and set forth in an accompanying prospectus supplement (each, a “Prospectus Supplement”). In addition, the Securities may be offered and issued in consideration for the acquisition of other businesses, assets or securities by the Company or one of its subsidiaries. The consideration for any such acquisition may consist of the Securities separately, a combination of Securities or any combination of, among other things, Securities, cash and assumption of liabilities.

All shelf information permitted under applicable laws to be omitted from this Prospectus will be contained in one or more Prospectus Supplements that will be delivered to purchasers together with this Prospectus except in cases where an exemption from such delivery has been obtained. Each Prospectus Supplement will be incorporated by reference into this Prospectus for the purposes of securities legislation as of the date of the Prospectus Supplement and only for the purposes of the distribution of the Securities to which the Prospectus Supplement pertains.

The specific terms of any Securities offered will be described in the applicable Prospectus Supplement including, where applicable: (i) in the case of Common Shares, the number of Common Shares offered, the offering price, whether the Common Shares are being offered for cash, and any other terms specific to the Common Shares offered; (ii) in the case of Preferred Shares, the designation of the particular class and, if applicable, series, the number of shares offered, the offering price, the currency, dividend rate, if any, and any other terms specific to the Preferred Shares being offered; (iii) in the case of Warrants, the number of Warrants being offered, the offering price, the designation, number and terms of the other Securities purchasable upon exercise of the Warrants, and any procedures that will result in the adjustment of those numbers, the exercise price, the dates and periods of exercise, whether the Warrants are being offered for cash, and any other terms specific to the Warrants offered; (iv) in the case of Subscription Receipts, the number of Subscription Receipts being offered, the offering price, the terms, conditions and procedures for the conversion of the Subscription Receipts into other Securities, the designation, number and terms of such other Securities, whether the Subscription Receipts are being offered for cash, and any other terms specific to the Subscription Receipts offered; and (v) in the case of Units, the number of Units being offered, the offering price, the number and terms of the Securities comprising the Units, whether the Units are being offered for cash, and any other terms specific to the Units offered. A Prospectus Supplement relating to a particular offering of Securities may include terms pertaining to the Securities being offered thereunder that are not within the terms and parameters described in this Prospectus. Where required by statute, regulation or policy, and where the Securities are offered in currencies other than Canadian dollars, appropriate disclosure of foreign exchange rates applicable to the Securities will be included in the Prospectus Supplement describing the Securities.

i

Prospective investors should be aware that the purchase of any Securities may have tax consequences that may not be fully described in this Prospectus or in any Prospectus Supplement, and should carefully review the tax discussion, if any, in the applicable Prospectus Supplement and in any event consult with their own tax advisers before purchasing any of the Securities.

No underwriter or agent has been involved in the preparation of this Prospectus or performed any review of the contents of this Prospectus.

The Company may offer and sell the Securities to or through underwriters or dealers purchasing as principals, and may also sell directly to one or more purchasers or through agents or pursuant to applicable statutory exemptions. See “Plan of Distribution”. The Prospectus Supplement relating to a particular offering of Securities will identify each underwriter, dealer or agent, as the case may be, engaged by the Company in connection with the offering and sale of the Securities, and will set forth the terms of the offering of such Securities, including, to the extent applicable, any fees, discounts or any other compensation payable to underwriters, dealers or agents in connection with the offering, the method of distribution of the Securities, the initial issue price (in the event that the offering is a fixed price distribution), the proceeds that the Company will, or expects to receive and any other material terms of the plan of distribution.

The Securities may be sold from time to time in one or more transactions at a fixed price or prices or at non-fixed prices. If offered on a non-fixed price basis, the Securities may be offered at market prices prevailing at the time of sale, at prices determined by reference to the prevailing price of a specified security in a specified market or at prices to be negotiated with purchasers, in which case the compensation payable to an underwriter, dealer or agent in connection with any such sale will be decreased by the amount, if any, by which the aggregate price paid for Securities by the purchasers is less than the gross proceeds paid by the underwriter, dealer or agent to the Company. The price at which the Securities will be offered and sold may vary from purchaser to purchaser and during the period of distribution.

This Prospectus may qualify an “at-the-market distribution”.

In connection with any offering of Securities, other than an “at-the-market distribution” (as defined under applicable Canadian securities legislation), unless otherwise specified in a Prospectus Supplement, the underwriters, dealers or agents, as the case may be, may over-allot or effect transactions which stabilize, maintain or otherwise affect the market price of the Securities at a level other than those which otherwise might prevail on the open market. Such transactions may be commenced, interrupted or discontinued at any time. A purchaser who acquires Securities forming part of the underwriters’, dealers’ or agents’ over-allocation position acquires those Securities under this Prospectus and the Prospectus Supplement relating to the particular offering of Securities, regardless of whether the over-allocation position is ultimately filled through the exercise of the over-allotment option or secondary market purchases. See “Plan of Distribution”. No underwriter or dealer involved in an “at-the-market distribution” under this Prospectus, no affiliate of such an underwriter or dealer and no person or company acting jointly or in concert with such underwriter or dealer will over-allot Securities in connection with such distribution or effect any other transactions that are intended to stabilize or maintain the market price of the Securities.

ii

The issued and outstanding Common Shares are listed and posted for trading on the Canadian Securities Exchange (the “CSE”) under the symbol “DPRO”, on the Nasdaq Capital Market (“Nasdaq”) under the symbol “DPRO”, and on the Frankfurt Stock Exchange (the “FSE”) under the symbol “3U8A”.

Unless otherwise noted herein and in the documents incorporated by reference, all dollar amounts refer to lawful currency of Canada.

Unless otherwise specified in the applicable Prospectus Supplement, each series or issue of Securities (other than Common Shares) will not be listed on any securities exchange. Accordingly, there is currently no market through which the Securities (other than Common Shares) may be sold and purchasers may not be able to resell such Securities purchased under this Prospectus. This may affect the pricing of such Securities in the secondary market, the transparency and availability of trading prices, the liquidity of such Securities and the extent of issuer regulation. See “Risk Factors”.

An investment in the Securities of the Company is highly speculative and involves a high degree of risk. Readers should carefully review and evaluate the risk factors contained in this Prospectus, the applicable Prospectus Supplement and in the documents incorporated by reference herein before purchasing any Securities. See “Forward-Looking Information” and “Risk Factors”.

The Company is not making an offer of the Securities in any jurisdiction where such offer is not permitted.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION NOR HAS THE SECURITIES COMMISSION OF ANY STATE OF THE UNITED STATES OR ANY CANADIAN SECURITIES REGULATOR APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The Company is permitted under a multijurisdictional disclosure system adopted by the securities regulatory authorities in the United States and Canada to prepare this Prospectus in accordance with the disclosure requirements of Canada. Prospective investors in the United States should be aware that such disclosure requirements are different from those of the United States. Financial statements included or incorporated by reference herein have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board and are subject to Canadian auditing and auditor independence standards and thus may not be comparable to financial statements of United States companies. The Company’s financial statements are subject to audit in accordance with Canadian generally accepted auditing standards and our auditor is subject to both Canadian auditor independence status and the auditor independence standards of the Public Company Accounting Oversight Board (United States) and the United States Securities and Exchange Commission (the “SEC”).

Your ability to enforce civil liabilities under the U.S. federal securities laws may be affected adversely because we are organized under the laws of British Columbia, Canada, some of our officers and directors and some or all of the experts named in this Prospectus are Canadian residents, and some or all of the underwriters, dealers or agents named in any Prospectus Supplement may be residents of a country other than the United States, and a substantial portion of the assets of the Company and these persons are located outside of the United States. See “Enforcement of Civil Liabilities”.

Prospective investors should be aware that the acquisition, holding or disposition of the Securities may have tax consequences both in Canada and the United States. Such consequences may not be fully described in this Prospectus or any accompanying Prospectus Supplement. You should read the tax discussion in any Prospectus Supplement with respect to a particular offering and consult and rely on your own tax advisors with respect to your own particular circumstances. See “Certain Canadian and United States Federal Income Tax Considerations”.

Thomas Modly, Tim Dunnigan and Christopher Miller are members of the board of the Company, all reside outside of Canada and have appointed DLA Piper (Canada) LLP, Suite 2700, 1133 Melville Street, Vancouver, British Columbia, V6E 4E5, Canada for service of process in Canada. Purchasers are advised that it may not be possible for investors to enforce judgments obtained in Canada against any person that resides outside of Canada, even if the party has appointed an agent for service of process. See “Agent for Service of Process”.

Unless otherwise specified in a Prospectus Supplement relating to any Securities offered, certain legal matters in connection with the offering of Securities may be passed upon on behalf of Draganfly by DLA Piper (Canada) LLP as to legal matters relating to Canadian law and, if governed by United States law, by Lucosky Brookman LLP as to matters relating to United States law.

The Company’s head office is located at 235, 103rd St. E. Saskatoon, SK, S7N 1Y8, and the registered office is located at Suite 2700, 1133 Melville Street, Vancouver, British Columbia, V6E 4E5.

iii

iv

ABOUT THIS PROSPECTUS

You should rely only on the information contained or incorporated by reference in this Prospectus and any applicable Prospectus Supplement. We have not authorized anyone to provide you with different or additional information. If anyone provides you with different or additional information, you should not rely on it. We are not making an offer to sell or seeking an offer to buy the securities offered pursuant to this Prospectus in any jurisdiction where the offer or sale is not permitted. You should assume that the information contained in this Prospectus and any applicable Prospectus Supplement is accurate only as of the date on the front of such document and that information contained in any document incorporated by reference is accurate only as of the date of that document, regardless of the time of delivery of this Prospectus or any applicable Prospectus Supplement or of any sale of our Securities pursuant thereto. Our business, financial condition, results of operations and prospects may have changed since those dates.

Market data and certain industry forecasts used in this Prospectus and any applicable Prospectus Supplement, and the documents incorporated by reference in this Prospectus and any applicable Prospectus Supplement, were obtained from market research, publicly available information and industry publications. We believe that these sources are generally reliable, but the accuracy and completeness of this information is not guaranteed. We have not independently verified such information, and we do not make any representation as to the accuracy of such information.

The Company prepares and reports its consolidated financial statements in accordance with IFRS. However, this Prospectus and the documents incorporated by reference herein may make reference to certain non-IFRS measures including key performance indicators used by management. These measures are not recognized measures under IFRS and do not have a standardized meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other companies. Rather, these measures are provided as additional information to complement those IFRS measures by providing further understanding of the Company’s results of operations from management’s perspective. Accordingly, these measures should not be considered in isolation nor as a substitute for analysis of the Company’s financial information reported under IFRS. The Company uses non-IFRS measures including, but not limited to, “gross margins” and “working capital” which may be calculated differently by other companies. These non-IFRS measures and metrics are used to provide investors with supplemental measures of the Company’s operating performance and liquidity and thus highlight trends in the Company’s business that may not otherwise be apparent when relying solely on IFRS measures. For definitions and reconciliations of these non-IFRS measures to the relevant reported measures, please see the “Non-GAAP Measures and Additional GAAP Measures” section of the Company’s latest management’s discussion and analysis incorporated by reference herein.

In this prospectus and in any prospectus supplement, unless the context otherwise requires, references to “we”, “us”, “our” or similar terms, as well as references to the “Company” or “Draganfly”, refer to Draganfly Inc. together, where context requires, with our subsidiaries.

CURRENCY PRESENTATION AND EXCHANGE RATE INFORMATION

Unless otherwise noted herein and in the documents incorporated by reference, all dollar amounts refer to lawful currency of Canada. All references to “US$” or “U.S. dollars” are to the currency of the United States. On February 24, 2026, the Bank of Canada daily average rate of exchange was US$1.00 = C$1.3708 or C$1.00 = US$0.7295.

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CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Prospectus and the documents incorporated by reference herein contain certain “forward-looking statements” and “forward-looking information” within the meaning of applicable Canadian securities legislation (collectively, “forward-looking statements”). Forward-looking statements are neither historical facts nor assurances of future performance. Instead, they are based on our current beliefs, expectations and assumptions regarding the future of our business, future plans and strategies, and other future conditions. Forward-looking statements can be identified by words such as “anticipate,” “believe,” “envision,” “estimate,” “expect,” “intend,” “may,” “plan,” “predict,” “project,” “target,” “potential,” “will,” “would,” “could,” “should,” “continue,” “contemplate” and other similar expressions, although not all forward-looking statements contain these identifying words. These forward-looking statements include all matters that are not historical facts. Forward-looking statements in this Prospectus, any Prospectus Supplement or the documents incorporated by reference herein and therein include, but are not limited to, statements with respect to:

●	the intentions, plans and future actions of the Company;
●	statements relating to the business and future activities of the Company;
●	anticipated developments in operations of the Company;
●	market position, ability to compete and future financial or operating performance of the Company;
●	the timing and amount of funding required to execute the Company’s business plans;
●	capital expenditures;
●	the effect on the Company of any changes to existing or new legislation or policy or government regulation;
●	the availability of labour;
●	requirements for additional capital;
●	goals, strategies and future growth;
●	the adequacy of financial resources;
●	expectations regarding revenues, expenses and anticipated cash needs; and
●	volatility in the Company’s securities and the continued listing of the Company’s securities on Nasdaq.

Although we base the forward-looking statements contained in this Prospectus on assumptions that we believe are reasonable, we caution you that actual results and developments (including our results of operations, financial condition and liquidity, and the development of the industry in which we operate) may differ materially from those made in or suggested by the forward-looking statements contained in this Prospectus. In addition, even if results and developments are consistent with the forward-looking statements contained in this Prospectus, those results and developments may not be indicative of results or developments in subsequent periods. Certain assumptions made in preparing the forward-looking statements contained in this Prospectus include:

●	the Company’s ability to implement its growth strategies;
●	the Company’s competitive advantages;
●	the development of new products and services;
●	the Company’s ability to obtain and maintain financing on acceptable terms;
●	the impact of competition;
●	changes in laws, rules and regulations;
●	the Company’s ability to maintain and renew required licences;
●	the Company’s ability to maintain good business relationships with its customers, distributors, suppliers and other strategic partners;
●	the Company’s ability to protect intellectual property;
●	the Company’s ability to manage and integrate acquisitions;
●	the Company’s ability to retain key personnel; and
●	the absence of material adverse changes in the industry or Canadian or global economy.

By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future. The Company’s actual results could differ materially from those anticipated in the forward-looking statements as a result of the risk factors set forth below and elsewhere in this Prospectus:

●	a history of losses;
●	dilution as a result of future sale of Common Shares or other securities;
●	discretion in the use of net proceeds from the sale of Securities;
●	high level of price volatility of the Common Shares;
●	increased research and development costs and reduced profitability as a result;

2

●	lack of outside funding available for research and development;
●	adoption of new business models could fail to produce any financial returns;
●	operational risks;
●	evolving market and difficulty of evaluation future prospects;
●	competition in the industry;
●	rapid technological change in the industry;
●	failure to obtain or maintain required regulatory approvals;
●	shipping products outside of Canada and approvals required for exporting;
●	regulatory regime the Company operates in;
●	risk associated with acquisitions;
●	reliance on management and key employees;
●	growth in the number of personnel straining resources;
●	uncertainty and adverse changes in the economy;
●	market-based financial risks associated with its operations;
●	the conflict between Russia and Ukraine;
●	negative macroeconomic and geopolitical trends;
●	risks associated with foreign operations in other countries;
●	Canadian tax risks;
●	supply chain risks;
●	weather-related risks on products;
●	products may be subject to the recall or return;
●	having defective products;
●	negative consumer perception;
●	failure to adequately market products;
●	electronic communication security risks;
●	possibility of data breaches and inadequacy of consumer protection and data privacy policies;
●	reliance on business partners;
●	failure to protect and maintain and the consequential loss of intellectual property rights;
●	obtaining and maintaining the Company’s patent protection;
●	potential litigation;
●	intellectual property rights protection;
●	failure to adhere to financial reporting obligations and other public company requirements;
●	limited operating experience as a publicly traded company in the U.S;
●	goodwill and other intangible assets comprising of significant portion of value;
●	directors and officers conflicts of interest;
●	high level of price and volume volatility in the capital markets;
●	lack of active trading market on the CSE and/or the Nasdaq;
●	no dividends for the foreseeable future;
●	United States investors may not be able to obtain enforcement of civil liabilities against us;
●	emerging growth company making Company less attractive to investors;
●	increased costs as a result of operating as a public company in the United States;
●	limited publicly available information relative to U.S. domestic issuers given classification as a foreign private issuer; and
●	the other factors in the section titled “Risk Factors” in the Form 20-F (as defined herein) and other filings made by the Company with Canadian and U.S. securities authorities.

These factors should not be construed as exhaustive and should be read with the other cautionary statements in this Prospectus. Although we have attempted to identify important risk factors, there may be other risk factors not presently known to us or that we presently believe are not material that could also cause actual results and developments to differ materially from those made in or suggested by the forward-looking statements contained in this Prospectus. If any of the these risks materialize, or if any of the above assumptions underlying forward-looking statements prove incorrect, actual results and developments may differ materially from those made in or suggested by the forward-looking statements contained in this Prospectus.

3

Given these risks and uncertainties, you are cautioned not to place substantial weight or undue reliance on these forward-looking statements when making an investment decision. Any forward-looking statement that we make in this Prospectus speaks only as of the date of this Prospectus, and, except as required by law, we undertake no obligation to update any forward-looking statements or to publicly announce the results of any revisions to any of those statements to reflect future events or developments. Comparisons of results for current and any prior periods are not intended to express any future trends or indications of future performance, unless specifically expressed as such, and should only be viewed as historical data.

WHERE TO FIND ADDITIONAL INFORMATION

This Prospectus is being filed in connection with a registration statement on Form F-10 (the “U.S. Registration Statement”) that the Company has filed with the SEC under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”), relating to the Securities. Under the U.S. Registration Statement, the Company may, from time to time, sell Securities described in this Prospectus in one or more offerings up to an aggregate offering amount of C$300,000,000. This Prospectus, which forms a part of the U.S. Registration Statement, provides you with a general description of the Securities that the Company may offer and does not contain all of the information contained in the U.S. Registration Statement, certain items of which are contained in the exhibits to the U.S. Registration Statement, as permitted by the rules and regulations of the SEC. See “Documents Filed as Part of the U.S. Registration Statement.” Statements included or incorporated by reference in this Prospectus about the contents of any contract, agreement or other documents referred to are not necessarily complete, and in each instance, you should refer to the exhibits for a complete description of the matter involved. Each such statement is qualified in its entirety by such reference. Each time the Company sells Securities under the U.S. Registration Statement, the Company will provide a Prospectus Supplement that will contain specific information about the terms of that offering. The Prospectus Supplement may also add, update or change information contained in this Prospectus. Before you invest, you should read both this Prospectus and any applicable Prospectus Supplement together with additional information described under the heading “Documents Incorporated by Reference.” This Prospectus does not contain all of the information set forth in the U.S. Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the SEC, or the schedules or exhibits that are part of the U.S. Registration Statement. Investors in the United States should refer to the U.S. Registration Statement and the exhibits thereto for further information with respect to the Company and the Securities.

We are required to file with the securities commission or authority in each of the applicable provinces of Canada annual and interim reports, material change reports and other information. In addition, we are subject to the informational requirements of the United States Securities Exchange Act of 1934, as amended (the “U.S. Exchange Act”), and, in accordance with the U.S. Exchange Act, we also file reports with, and furnish other information to, the SEC. Under the multijurisdictional disclosure system adopted by the United States and Canada, these reports and other information (including financial information) may be prepared in accordance with the disclosure requirements of Canada, which are similar to, but differ in some ways from, the requirements of the SEC that are applicable to domestic United States reporting companies and foreign private issuers not eligible for the multijurisdictional disclosure system. As a foreign private issuer, we are exempt from the rules under the U.S. Exchange Act prescribing the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the U.S. Exchange Act. In addition, we may not be required to publish financial statements as promptly as U.S. companies.

Reports and other information filed by us with, or furnished to, the SEC may be accessed on the SEC’s website at www.sec.gov. You may read and download any public document that we have filed with securities commission or similar regulatory authorities in Canada, on SEDAR at www.sedarplus.ca.

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DOCUMENTS INCORPORATED BY REFERENCE

Information has been incorporated by reference in this Prospectus from documents filed with the securities commissions or similar authorities in Canada.

Copies of the documents incorporated herein by reference may be obtained on request without charge from the Corporate Secretary of the Company, at 235, 103rd St. E. Saskatoon, SK, S7N 1Y8 (Telephone 1-800-979-9794) or by accessing the disclosure documents through the Internet on the Canadian System for Electronic Document Analysis and Retrieval (“SEDAR”) at www.sedarplus.ca. Documents filed with, or furnished to, the SEC are available through the SEC’s Electronic Data Gathering and Retrieval System, or EDGAR, at www.sec.gov. Our filings through SEDAR and EDGAR are not incorporated by reference in this Prospectus except as specifically set forth herein.

The following documents, filed with the securities commissions or similar regulatory authorities in certain provinces Canada and filed with, or furnished to, the SEC are specifically incorporated by reference into, and form an integral part of, this Prospectus:

(a)	the annual report on Form 20-F (the “Form 20-F”) of the Company for the financial year ended December 31, 2024;

(b)	the audited consolidated financial statements of the Company for the years ended December 31, 2024 and December 31, 2023, together with the notes thereto and the auditor’s report thereon;

(c)	management’s discussion and analysis of the financial condition and results of operations of the Company for the financial year ended December 31, 2024;

(d)	the condensed consolidated interim financial statements of the Company for the three and six months ended June 30, 2025;

(e)	management’s discussion and analysis of the financial condition and results of operations of the Company for the three and six months ended June 30, 2025;

(f)	the management information circular of the Company dated May 12, 2025 with respect to the annual general and special meeting of shareholders held on June 17, 2025;

(g)	the material change report dated April 7, 2025 in respect of the appointment of Christopher Miller as a director of the Company;

(h)	the material change report dated May 12, 2025, in respect of (1) the closing of the Company’s underwritten public offering in the United States of 1,715,000 units at a price of US$2.10 per unit and 100,000 common share purchase warrants for gross proceeds of approximately US$3.6 million (the “May Offering”); and (2) the filing of a prospectus supplement to the Company’s short form base shelf prospectus dated June 30, 2023 in each of the provinces of British Columbia, Ontario and Saskatchewan;

(i)	the material change report dated June 10, 2025 in respect of the exercise of the over-allotment option granted in connection with the May 2025 Public Offering for the issuance of 100,000 Common Shares at a price of US$2.09, for gross proceeds of US$209,000 (the “Option Exercise”);

(j)	the material change report dated June 19, 2025, in respect of (1) the closing of the Company’s underwritten public offering in the United States of 5,500,000 units at a price of US$2.50 per unit for gross proceeds of approximately US$13.75 million (the “June Offering”); and (2) the filing of a prospectus supplement to the Company’s short form base shelf prospectus dated June 30, 2023 in each of the provinces of British Columbia, Ontario and Saskatchewan;

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(k)	the material change report dated July 17, 2025, in respect of the selection of the Company’s Commander 3XL UAV platform by a major branch of the United States Department of Defense;

(l)	the material change report dated July 23, 2025, in respect of (1) the closing of the Company’s underwritten public offering in the United States of 4,672,895 units at a price of US$5.35 per unit for gross proceeds of approximately US$25 million (the “July Offering”); and (2) the filing of a prospectus supplement to the Company’s short form base shelf prospectus dated June 30, 2023 in each of the provinces of British Columbia, Ontario and Saskatchewan;

(m)	the material change report dated October 10, 2025, in respect of the Company’s selection by the U.S. Army for an initial order pursuant to which the Company will deliver Flex FPV drones, establish on-site manufacturing of the Flex FPV within overseas U.S. Forces facilities and provide both flight and manufacturing training;

(n)	the condensed consolidated interim financial statements of the Company for the three and nine months ended September 30, 2025; and

(o)	management’s discussion and analysis of the financial condition and results of operations of the Company for the three and nine months ended September 30, 2025.

Any documents of the type described in Section 11.1 of Form 44-101F1 - Short Form Prospectus filed by the Company with a securities commission or similar authority in any province or territory of Canada subsequent to the date of this Prospectus and prior to the expiry of this Prospectus, or the completion of the issuance of securities pursuant hereto, will be deemed to be incorporated by reference into this Prospectus.

In addition, to the extent that any document or information incorporated by reference into this Prospectus is included in any report on Form 6-K, Form 40-F or Form 20-F (or any respective successor form) that is filed with or furnished to the SEC by the Company after the date of this Prospectus, such document or information shall be deemed to be incorporated by reference as an exhibit to the U.S. Registration Statement of which this Prospectus forms a part. In addition, the Company may incorporate by reference into this Prospectus, or the U.S. Registration Statement of which it forms a part, other information from documents that the Company will file with or furnish to the SEC pursuant to Section 13(a) or 15(d) of the U.S. Exchange Act, if and to the extent expressly provided therein.

A Prospectus Supplement containing the specific terms of any offering of our Securities will be delivered to purchasers of our Securities together with this Prospectus and will be deemed to be incorporated by reference in this Prospectus as of the date of the Prospectus Supplement and only for the purposes of the offering of our Securities to which that Prospectus Supplement pertains.

Any statement contained in this Prospectus or in a document incorporated or deemed to be incorporated by reference in this Prospectus will be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein, in any Prospectus Supplement hereto or in any other subsequently filed document that also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement is not to be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

Any template version of any “marketing materials” (as such term is defined in National Instrument 44-101 -Short Form Prospectus Distributions) filed after the date of a Prospectus Supplement and before the termination of the distribution of the Securities offered pursuant to such Prospectus Supplement (together with this Prospectus) is deemed to be incorporated by reference in such Prospectus Supplement.

Upon our filing of a new annual information form and the related annual financial statements and management’s discussion and analysis with applicable securities regulatory authorities during the currency of this Prospectus, the previous annual information form, the previous annual financial statements and management’s discussion and analysis and all interim financial statements, supplemental information, material change reports and information circulars filed prior to the commencement of our financial year in which the new annual information form is filed will be deemed no longer to be incorporated into this Prospectus for purposes of future offers and sales of our securities under this Prospectus. Upon interim consolidated financial statements and the accompanying management’s discussion and analysis being filed by us with the applicable securities regulatory authorities during the duration of this Prospectus, all interim consolidated financial statements and the accompanying management’s discussion and analysis filed prior to the new interim consolidated financial statements shall be deemed no longer to be incorporated into this Prospectus for purposes of future offers and sales of securities under this Prospectus.

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References to our website in any documents that are incorporated by reference into this Prospectus do not incorporate by reference the information on such website into this Prospectus, and we disclaim any such incorporation by reference.

The Company has not provided or otherwise authorized any other person to provide investors with information other than as contained or incorporated by reference in this Prospectus or any Prospectus Supplement. If an investor is provided with different or inconsistent information, such investor should not rely on it.

DOCUMENTS FILED AS PART OF THE U.S. REGISTRATION STATEMENT

The following documents have been, or will be, filed with the SEC as part of the U.S. Registration Statement of which this Prospectus is a part insofar as required by the SEC’s Form F-10:

●	the documents listed under “Documents Incorporated by Reference” in this Prospectus;

●	the consent of DMCL LLP, the Company’s independent auditor; and

●	the powers of attorney from the Company’s directors and officers, as applicable.

A copy of the form of any applicable warrant indenture or subscription receipt agreement will be filed by post-effective amendment or by incorporation by reference to documents filed or furnished with the SEC under the U.S. Exchange Act.

THE COMPANY

The Company was incorporated as Drone Acquisition Corp. under the Business Corporations Act (British Columbia) on June 1, 2018 for the purpose of reorganizing and recapitalizing the business of Draganfly Innovations Inc. Effective July 17, 2019, the Company amended its articles to remove various classes of authorized but unissued preferred shares and replace them with only one class of preferred shares. Effective August 15, 2019, the Company changed its name to “Draganfly Inc.” On August 22, 2019, the Company amended its articles to re-designate its Class A Common Shares as Common Shares.

The Company’s head office is located at 235, 103rd St. E. Saskatoon, SK, S7N 1Y8. The Company’s telephone number is (800) 979-9794. The Company’s registered office is located at Suite 2700, 1133 Melville Street, Vancouver, British Columbia, V6E 4E5. The Company’s registered agent in the United States is C T Corporation System, 28 Liberty Street, New York, NY 10005 and its telephone number is (212) 894-8940.

Description of the business

The Company is a manufacturer, contract engineering, reseller, and product development company within the unmanned aerial vehicle (UAV) space, serving the public safety, civil, military, agriculture, industrial inspections, monitoring, spraying, and mapping and surveying markets. The Company provides sustainable, custom and “off-the-shelf” hardware, services, and solutions to companies and government agencies. The Company’s mission is to deliver products that provide vital information to its customers with the hopes of saving time, money and lives. Further information regarding the business of the Company or its operations can be found in the Form 20-F and the materials incorporated by reference into this Prospectus. See “Documents Incorporated by Reference”.

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Products and Services

The Company can provide its customers with an entire suite of products and services that include: quad-copters, fixed wing aircrafts, handheld controllers, flight training, and software used for tracking, live streaming, and data collection. The Company is also offering  exterior soft washing services.

Draganfly Products

Manufactured Solutions

The Company is among the longest-running manufacturers of multirotor drones in the world. Draganfly’s drones include the following:

●	Draganfly Flex FPV - The Flex FPV is an innovative, low-cost platform that allows tactical users the opportunity to adjust a single vehicle to multiple configurations, allowing for a payload capacity of 1-10 pounds and accommodating various mission profiles including indoor operations. Designed for in-field production and repair, the Flex FPV can be deployed with a variety of modular and independent payload systems to support various capabilities.

●	Draganfly Apex - The Apex is compact, adaptable multi-mission platform best suited for quick response operations and high volume tasks such as surveying or industrial inspection. The Apex features optional onboard compute upgrades and is capable of carrying up to a 6.6 pound payload. Capable of supporting multiple radio and control link configurations, the Apex is built to support the most demanding of industrial or public safety environments.

●	Draganfly Commander 3XL - The Commander 3 XL Drone is a modular platform capable of carrying payloads of more than 20 pounds making it the ideal choice for industry leaders across a variety of major markets including public safety and agriculture. The Commander 3 XL Drone’s fuselage consists of a simple rectangular tube. Each component of the drone has been specifically designed to ensure the airframe can pack down into a transportable case.

●	Draganfly Heavy Lift Drone - The Draganfly Heavy Lift Drone is a versatile, multi-rotor UAV, designed to enhance deliveries and flight times. Compatible with a variety of interchangeable payloads, this heavy-duty drone can carry more and fly longer. The DHL Drone can be configured to carry up to 67 pounds.

●	Draganflyer Commander2 – The Draganflyer Commander2 is a multi-mission, high-endurance, electric sUAS that combines the signature design elements of our past Draganflyer systems with the most advanced features to date. The Commander2 can be used for numerous applications across many industries including agriculture, public safety, and aerial 3D modeling. Paired with powerful MAVLink-based flight planning software, the Draganflyer Commander2 supports both fully- and semi-automated missions, as well as manual flight operations with a pilot in the loop for a high level of system control to handle any operational task.

●	Draganfly Long Range LiDAR - Draganfly’s Long Range LiDAR system provides accurate distance measurements and improved resolution over conventional photogrammetry methods. The cutting-edge sensor technology can be mounted on UAV, airplanes, and helicopters for those professionals requiring precision imagery.

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Software

The Draganfly Ground Control flight planning software is an intuitive, easy to use, application that enables customers to quickly plan, fly, and process meaningful data. Based on the project, camera type, optics, and altitude, the drone software determines the appropriate camera shutter interval, aircraft speed, and flight plan to capture the optimum required photo overlap to generate 2D and 3D maps and models. The Draganfly Surveyor directly integrates with Pix4Dmapper for survey-grade results and can be used alongside other third-party photogrammetry programs.

Vital Intelligence

The Draganfly Vital Intelligence platform is a touchless health assessment system that leverages proprietary machine-vision methods to measure biometrics such as heart rate, oxygen saturation and blood pressure. Vital Intelligence is a data platform that turns an existing camera into a touchless  detection system. Draganfly integrates this technology into a variety of platforms and camera systems – both on the ground and in the air – to support use cases such as visitor intake and other general health and wellness applications.

Draganfly Services

Custom Engineering

Draganfly is a contract engineering partner for government agencies, enterprise organizations, academic institutions, and businesses of all sizes. The Draganfly team’s truest capabilities are actualized during the engineering process as hardware designers, software designers, engineers, project managers, and vertical-specific experts come together to build custom drone solutions for its partners. Draganfly’s end-to-end engineering services include:

●	Hardware design: Component, product, and system design;

●	Software design: Custom software and interface design;

●	Development: Including integration with third party platforms, PixX4D, Pixhawk, Ardupilot, DJI and more;

●	Modeling: 3D design and modeling of mechanical components;

●	ITAR (International Traffic in Arms Regulations) equipment management: Approved handling and integration of ITAR, and Controlled Goods technologies; and

●	Support: Testing, training, documentation, and repairs.

Training

Draganfly offers custom-designed training packages that are tailored to specific operations and use cases. The Company also offers basic training for new UAV owners, and advanced classes for users who understand the fundamentals and are looking for new ways to increase flight efficiency or comply with federal regulations.

Flight Services

Draganfly has a team of qualified pilots that conduct flights on behalf of its customers. The team specializes in working with emergency services including police, fire, and search and rescue personnel. Draganfly also supports industrial applications, utility and power companies, environmental and agricultural entities and others.

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Geographic Information Systems (GIS) Data Services

Draganfly has a team of qualified GIS Data Specialists and Surveyors that support the delivery of services to clients in various markets. These services include the creation and maintenance of data sets of spatial analysis.

Spraying Services

Draganfly operates, in partnership with a leader in natural and organic disinfectants, to administer a sanitization spraying service in large public venues by misting a surface spray across the entire venue in four to six hours. In addition to disinfectant application, Draganfly provides heights cleaning services deployed by drone, supporting various soft wash techniques for industry, commercial and residential clients.

Recent Developments

On January 16, 2025, the Company announced a strategic collaboration with Volatus Aerospace Inc. (“Volatus”), a global provider of aerial solutions. This collaboration will address the growing demand for precision data acquisition in energy markets by integrating Volatus’ advanced Bathymetric sensor technology with the Company’s Heavy Lift Drone. Under the terms of the agreement, Volatus Aerospace will operate as an OEM approved dealer of the Company’s robust portfolio of multi-use UAV platforms, including the Heavy Lift Drone, Commander 3XL, and Apex Drones. These NDAA compliant drones will enrich Volatus’ current offerings, enabling more selection for its clients.

On January 23, 2025, the Company announced that it secured a Federal Aviation Administration waiver from the U.S. Department of Transportation enabling its small unmanned aircraft to conduct operations over human beings and moving vehicles in the United States. This waiver marks a significant milestone for the Company and highlights its commitment to advancing the capabilities of UAV operations in complex urban environments. These regulatory exemptions reinforce the Company’s position as an innovator in the UAV space and showcase its readiness to meet the evolving needs of its defense, government, and commercial partners.

On February 5, 2025, the Company confirmed through recent sales activities its positioning and preparedness to support the enhancement of border security amid evolving global trade and security uncertainties and shifting geopolitical dynamics. The Company has been engaged in sales development activities with multiple groups supporting the Southern U.S. border, most notably Cochise County in Arizona, United States. These sales development activities have primarily involved site visits and collaboration meetings with such groups to identify the technical requirements they face. These efforts are building towards an activation and media event hosted by Cochise Country in the fourth quarter of 2025 to announce the pending release of a product developed to address their needs and intent to purchase.

On March 3, 2025, the Company announced an expansion of the strategic collaboration with Volatus, to address rapidly growing global demand for the automation and digitization of geospatial data collection and analysis solutions for Utility Infrastructure. This teaming agreement builds on the prior collaboration agreement, harnessing Volatus’ operational and regulatory capabilities, advanced sensor technology and Draganfly’s advanced product, engineering, and integration capabilities. This expanded collaboration will engage high-profile global power and infrastructure providers to enhance efficiency and safety in power utility solutions.

On March 10, 2025, the Company announced the establishment of its new U.S. location in Tampa, Florida. Strategically positioned near key military and government clients, this expansion includes a demonstration and live fire testing facility, reinforcing Draganfly’s commitment to delivering cutting-edge drone solutions to its U.S. customers.

On March 20, 2025, the Company announced the appointment of Christopher Miller to the Board.

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On April 9, 2025, the Company announced it has been selected as the primary unmanned aerial systems provider by Balko Technologies (“Balko”), an industry-leading company specializing in the design and manufacture of high-performance LiDAR payloads and post-processing software. Under this agreement, Balko becomes an official distributor of Draganfly’s products throughout North America, expanding access to cutting-edge drone technology for industrial, energy, and environmental monitoring applications.

On April 10, 2025, the Company announced it has been selected by SafeLane Global Ltd. (“SafeLane”) as its preferred unmanned aerial systems and aerial survey provider. Under the agreement, Draganfly will provide advanced drone solutions, including UAVs, specialized sensors, and data analysis services, to support SafeLane’s global mine action initiatives. The collaboration aims to enhance the speed, accuracy, and safety of explosive threat detection and removal operations in high-risk environments.

On April 16, 2025, the Company announced the formation of its Public Safety Advisory Board, and the engagement of Paul Goldenberg to serve as the inaugural Chair of the Public Safety Advisory Board.

On May 1, 2025, the Company announced a strategic teaming agreement with Autonome Labs (“Autonome”), a humanitarian tech innovator, to develop an integrated aerial deployment solution for M.A.G.I.C, (Mine and Ground Inert Clearance) Autonome’s groundbreaking mesh-based demining system.

On May 5, 2025, the Company announced the closing of the May Offering and the filing of a prospectus supplement to the Company’s short form base shelf prospectus dated June 30, 2023 in each of the provinces of British Columbia, Ontario and Saskatchewan.

On May 14, 2025, the Company announced the appointment of Peter Lambrinakos, O.O.M., CPP, to its Public Safety Advisory Board.

On June 3, 2025, the Company announced the first deliveries of its Flex FPV (First Person View) systems under an order from a major U.S. military prime contractor supporting land systems operations for allied forces.

On June 6, 2025, the Company announced that further to the closing of the May Offering, Maxim Group LLC, as underwriter and sole book-running manager, had partially exercised their over-allotment option to purchase an additional 100,000 common shares at the price of US$2.09 per share for aggregate gross proceeds of US$209,000 prior to deducting underwriter discounts and commissions.

On June 10, 2025, the Company announced its selection by the Cochise County Sheriff’s Department (in Arizona, USA) to support a new drone pilot program aimed at enhancing surveillance and operations along the U.S. southern border. Under this new pilot program, the department will deploy the Draganfly family of drones for extended border surveillance, quick-response missions and nighttime operations.

On June 12, 2025, the Company announced the closing of the June Offering and the filing of a prospectus supplement to the Company’s short form base shelf prospectus dated June 30, 2023 in each of the provinces of British Columbia, Ontario and Saskatchewan.

On June 17, 2025, the Company announced the successful deployment and performance of the Drone Recharging Operational Payload System (“DROPS”) during the U.S. Army’s Sustainment Modernization Experiment 2025 (“SMEX25”). Throughout SMEX25’s week-long field exercises, the DROPS system, integrated with Draganfly’s Commander 3XL, achieved a 100% success rate in autonomously deploying, recovering, and recharging TB2’s tactical resupply pods.

On July 16, 2025, the Company announced its Commander 3XL UAV platform was selected by a major branch of the United States Department of Defense (DoD). This delivery supports next-generation deployment initiatives focused on advanced reconnaissance in combination with operational capabilities. The procurement was facilitated through a known prime contractor, with Draganfly engaging directly with end-user military stakeholders to ensure the platform was tailored to meet real-world mission requirements.

On July 21, 2025, the Company announced the closing of the July Offering and the filing of a prospectus supplement to the Company’s short form base shelf prospectus dated June 30, 2023 in each of the provinces of British Columbia, Ontario and Saskatchewan.

On July 22, 2025, the Company announced the sale of Commander 3XL UAV systems to a defense contractor specializing in persistent surveillance technologies for military operations.

On July 30, 2025, the Company announced the successful completion of a sale of multiple Draganfly Heavy Lift Drones, after extensive testing, to a Fortune 50 telecommunications company for UAV-based emergency response and emergency communication network capabilities.

On August 5, 2025, the Company announced it demonstrated an integrated tactical strike system at invite-only Pentagon event.

On August 26, 2025, the Company announced that it is positioned to support Canada’s new $2 Billion military commitment to Ukraine with advanced drone and tactical capabilities.

On August 28, 2025, the Company announced the expansion of its U.S. manufacturing footprint and capacity to meet demand for scalable U.S.-made drone solutions.

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On September 3, 2025, the Company announced its successful completion of operational demonstrations of its Commander 3XL and Flex FPV drones with partner provider MMS Products as part of the U.S. Department of Defense Technology Readiness (T-REX) 24-2 exercise held from August 19 to 28, 2025 at Camp Atterbury, Indiana.

On September 30, 2025, the Company announced its selection by the U.S. Army for an initial order pursuant to which the Company will deliver Flex FPV drones, establish on-site manufacturing of the Flex FPV within overseas U.S. Forces facilities and provide both flight and manufacturing training.

On October 9, 2025, the Company announced the execution of a formal agreement with Global Ordnance, a U.S. Defense Logistics Agency prime contractor, whereby Global Ordnance will serve as a U.S. defense partner for the Company’s line of unmanned aerial systems and related solutions. Under the agreement, the Company and Global Ordnance will collaborate to accelerate U.S. defense adoption of the Company’s products, provide supply chain support, and integrate mission-specific capabilities for defense applications.

On October 16, 2025, the Company announced the appointment of Drone Nerds as an official value-added reseller for its full line of NDAA-compliant unmanned aerial systems to provide sales, integration, training, support, and service for the Company’s public safety-grade drone systems across the U.S. and allied markets.

On October 21, 2025, the Company announced a collaboration with Palladyne AI Corp. to enhance the capabilities of the Company’s unmanned aerial vehicle platforms with an edge-based, platform-agnostic, intelligent swarming and collaborative AI software.

On November 13, 2025, the Company announced a second purchase order from a Fortune 50 telecommunications company pursuant to which the Company will deliver multiple units of its Commander 3XL platform integrated with the Unmanned Systems & Solutions Inc. tether system.

On November 20, 2025, the Company announced it had secured a strategically significant international military order for Commander 3XL drones from a defense contractor.

On December 8, 2025, the Company announced that it had entered into a collaborative framework with Babcock International Group PLC and Critical Infrastructure Technologies Corp., operating through its subsidiary CiTech International Ltd., to explore multi-company initiatives aimed at strengthening defense and security capabilities across the Asia-Pacific region.

On January 20, 2026, the Company announced the appointment of Cameron Chell, as Executive Chairman of the board of directors.

On February 2, 2026, the Company announced an award to provide Flex FPV Drones and foundational FPV training to U.S. Air Force Special Operations Command units with partner DelMar Aerospace Corporation.

On February 20, 2026, the Company announced the appointment of Lieutenant-General (Ret’d) Michel Gauthier to its Military Advisory Board.

USE OF PROCEEDS

Unless we otherwise indicate in a Prospectus Supplement relating to a particular offering, we currently intend to use the net proceeds from the sale of any Securities pursuant to this Prospectus for general corporate and working capital requirements, including to fund ongoing operations, growth initiatives and/or working capital requirements, to repay indebtedness outstanding from time to time (if any), to complete one or more future acquisitions of companies, businesses, technologies, intellectual property and/or other assets or for other corporate purposes, all as set forth in the Prospectus Supplement relating to the offering of the Securities.

More detailed information regarding the use of proceeds from the sale of Securities, including any determinable milestones at the applicable time, will be described in a Prospectus Supplement. Management of the Company will retain broad discretion in allocating the net proceeds of any offering of Securities by the Company under this Prospectus and the Company’s actual use of the net proceeds will vary depending on the availability and suitability of investment opportunities and its operating and capital needs from time to time. All expenses relating to an offering of Securities and any compensation paid to underwriters, dealers or agents, as the case may be, will be paid out of the proceeds from the sale of Securities, unless otherwise stated in the applicable Prospectus Supplement, provided that certain expenses in any secondary offering may be paid by the Company. See “Risk Factors - Discretion in the Use of Proceeds”.

The Company may, from time to time, issue securities (including Securities) other than pursuant to this Prospectus.

The Company had operating losses and negative operating cash flow for the fiscal year ended December 31, 2024. To the extent that the Company has negative operating cash flows in future periods, it may need to deploy a portion of the net proceeds from the offering and/or its existing working capital to fund such negative cash flow which will be indicated in a Prospectus Supplement, as applicable. All expenses relating to an offering and any compensation paid to underwriters, dealers or agents, as the case may be, will be paid out of the proceeds from the sale of such Securities, unless otherwise stated in the applicable Prospectus Supplement.

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CONSOLIDATED CAPITALIZATION

Since September 30, 2025, the date of the Company’s most recently filed financial statements, and other than as disclosed in the Form 20-F, there have been no material changes to the Company’s share and loan capitalization on a consolidated basis except the following:

●	on October 1, 2025, the issuance of 902,811 Common Shares pursuant to the exercise of common share purchase warrants;

●	on October 2, 2025, the issuance of 82,547 Common Shares pursuant to the vesting of restricted share units;

●	on October 2, 2025, the issuance of 53,828 Common Shares pursuant to the exercise of common share purchase warrants;

●	on October 3, 2025, the issuance of 44,600 Common Shares pursuant to the exercise of common share purchase warrants;

●	on October 6, 2025, the issuance of 862,604 Common Shares pursuant to the exercise of common share purchase warrants;

●	on October 7, 2025, the issuance of 400 Common Shares pursuant to the exercise of common share purchase warrants;

●	on October 8, 2025, the issuance of 374,000 Common Shares pursuant to the exercise of common share purchase warrants;

●	on October 9, 2025, the issuance of 325,000 Common Shares pursuant to the exercise of common share purchase warrants;

●	on October 10, 2025, the issuance of 973,413 Common Shares pursuant to the exercise of common share purchase warrants;

●	on October 14, 2025, the issuance of 232,000 Common Shares pursuant to the exercise of common share purchase warrants;

●	on October 15, 2025, the issuance of 2,191,856 Common Shares pursuant to the exercise of common share purchase warrants;

●	on October 16, 2025, the issuance of 40,704 Common Shares pursuant to the exercise of common share purchase warrants; and

●	on February 6, 2026, the issuance of 1,196 Common Shares pursuant to the exercise of common share purchase warrants.

The applicable Prospectus Supplement will describe any material change, and the effect of such material change, on the share and loan capitalization of the Company that will result from the issuance of Securities pursuant to such Prospectus Supplement.

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PRIOR SALES

Information in respect of prior sales of the Common Shares or other Securities distributed under this Prospectus and for securities that are convertible or exchangeable into the Common Shares or such other Securities within the previous 12-month period will be provided, as required, in a Prospectus Supplement with respect to the issuance of the Common Shares or other Securities pursuant to such Prospectus Supplement.

TRADING PRICE AND VOLUME

The Common Shares are listed and posted for trading on the CSE and on the Nasdaq under the symbol “DPRO”, on the FSE under the symbol “3U8A”. Trading price and volume information for the Company’s securities will be provided as required for all of our Common Shares, as applicable, in each Prospectus Supplement to this Prospectus.

DESCRIPTION OF THE SHARE CAPITAL OF THE COMPANY

The following describes the material terms of the Company’s share capital. The following description may not be complete and is subject to, and qualified in its entirety by reference to, the terms and provisions of our notice of articles and articles, as amended.

Our authorized share capital consists of an unlimited number of Common Shares of which 29,345,971 were issued and outstanding as of February 24, 2026 and an unlimited number of Preferred Shares, issuable in series, none of which were issued and outstanding as of February 24, 2026.

Common Shares

Each Common Share entitles the holder to receive notice of and attend all meetings of the shareholders. Each Common Share carries the right to one vote. The holders of Common Shares are entitled to receive any dividends declared by the Company in respect of the Common Shares at such time and in such amount as may be determined by the Board, in its discretion. In the event of the liquidation, dissolution, or winding up of the Company, whether voluntary or involuntary, holders of Common Shares are also entitled to participate, rateably, in the distribution of the assets of the Company, subject to the rights of the holders of any other class of shares ranking in priority to the Common Shares.

Dividend Policy

We have not paid any dividends to date on the Common Shares. While the Company is not restricted from paying dividends other than pursuant to certain solvency tests prescribed under the Business Corporations Act (British Columbia), we intend to retain our earnings, if any, to finance the growth and development of our business. Accordingly, we do not currently expect to pay any dividends on our Common Shares in the near future.

Preferred Shares

The Preferred Shares may be issuable in series and the directors may, from time to time before the issue of any Preferred Shares of any particular series, define and attach special rights, privileges, restrictions, and conditions to the Preferred Shares of any series, including voting rights, entitlement to dividends, and redemption, conversion, and exchange rights. In the event of the liquidation, dissolution, or winding up of the Company, whether voluntary or involuntary, holders of Preferred Shares will rank on a parity with holders of the Preferred Shares of every other series and be entitled to preference over the Common Shares and over any other shares of the Company ranking junior to the Preferred Shares.

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DESCRIPTION OF WARRANTS

The Company may issue additional Warrants, separately or together, with Common Shares, Preferred Shares, Subscription Receipts or Units or any combination thereof, as the case may be. The Warrants would be issued under a separate warrant agreement or indenture. The specific terms and provisions that will apply to any Warrants that may be offered by us pursuant to this Prospectus will be set forth in the applicable Prospectus Supplement. This description will include, where applicable:

●	the aggregate number of Warrants offered;

●	the price or prices, if any, at which the Warrants will be issued;

●	the currency at which the Warrants will be offered and in which the exercise price under the Warrants may be payable;

●	upon exercise of the Warrant, the events or conditions under which the amount of Securities may be subject to adjustment;

●	the date on which the right to exercise such Warrants shall commence and the date on which such right shall expire;

●	if applicable, the identity of the Warrant agent;

●	whether the Warrants will be listed on any securities exchange;

●	certain material United States and Canadian federal income tax consequences of owning the Warrants;

●	whether the Warrants will be issued with any other Securities and, if so, the amount and terms of these Securities;

●	any minimum or maximum subscription amount;

●	whether the Warrants are to be issued in registered form, “book-entry only” form, non-certificated inventory system form, bearer form or in the form of temporary or permanent global securities and the basis of exchange, transfer and ownership thereof;

●	any material risk factors relating to such Warrants and the Securities to be issued upon exercise of the Warrants;

●	any other rights, privileges, restrictions and conditions attaching to the Warrants and the Securities to be issued upon exercise of the Warrants; and

●	any other material terms or conditions of the Warrants and the Securities to be issued upon exercise of the Warrants.

The terms and provisions of any Warrants offered under a Prospectus Supplement may differ from the terms described above, and may not be subject to or contain any or all of the terms described above.

The statements made in this Prospectus relating to any warrant indenture and Warrants to be issued under this Prospectus are summaries of certain anticipated provisions thereof and do not purport to be complete and are subject to, and are qualified in their entirety by reference to, the provisions of the applicable warrant indenture. You should refer to the warrant indenture relating to the specific Warrants being offered for the complete terms of the Warrants. A copy of any warrant indenture relating to an offering or Warrants will be filed by the Company with the securities regulatory authorities in applicable Canadian offering jurisdictions and the United States after the Company has entered into it, and such warrant indenture will be available electronically on SEDAR at www.sedarplus.ca and on EDGAR at www.sec.gov.

Prior to the exercise of any Warrants, holders of such Warrants will not have any of the rights of holders of the Securities purchasable upon such exercise, including the right to receive payments of dividends or the right to vote such underlying securities.

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DESCRIPTION OF SUBSCRIPTION RECEIPTS

As of the date of this Prospectus, the Company has no Subscription Receipts outstanding. The Company may issue Subscription Receipts, separately or together, with Common Shares, Preferred Shares, Warrants or Units or any combination thereof, as the case may be. The particular terms and provisions of the Subscription Receipts as may be offered pursuant to this Prospectus will be set forth in the applicable Prospectus Supplement pertaining to such offering of Subscription Receipts, and the extent to which the general terms and provisions described below may apply to such Subscription Receipts will be described in the applicable Prospectus Supplement.

The Subscription Receipts may be issued under a subscription receipt agreement. The applicable Prospectus Supplement will include details of the subscription receipt agreement, if any, governing the Subscription Receipts being offered. The Company will file a copy of the subscription receipt agreement, if any, relating to an offering of Subscription Receipts with the relevant securities regulatory authorities in Canada and the United States after it has been entered into by the Company, and such subscription receipt agreement will be available electronically on SEDAR at www.sedarplus.ca and on EDGAR at www.sec.gov.

The specific terms and provisions that will apply to any Subscription Receipts that may be offered by us pursuant to this Prospectus will be set forth in the applicable Prospectus Supplement. This description will include, where applicable:

●	the aggregate number of Subscription Receipts offered;

●	the price or prices, if any, at which the Subscription Receipts will be issued;

●	the manner of determining the offering price(s);

●	the currency at which the Subscription Receipts will be offered and whether the price is payable in installments;

●	the Securities into which the Subscription Receipts may be exchanged;

●	conditions to the exchange of Subscription Receipts into other Securities and the consequences of such conditions not being satisfied;

●	the number of Securities that may be issued upon the exchange of each Subscription Receipt and the price per Security or the aggregate principal amount and the events or conditions under which the amount of Securities may be subject to adjustment;

●	the dates or periods during which the Subscription Receipts may be exchanged;

●	the circumstances, if any, which will cause the Subscription Receipts to be deemed to be automatically exchanged;

●	provisions applicable to any escrow of the gross or net proceeds from the sale of the Subscription Receipts plus any interest or income earned thereon, and for the release of such proceeds from such escrow;

●	if applicable, the identity of the Subscription Receipt agent;

●	whether the Subscription Receipts will be listed on any securities exchange;

●	certain material United States and Canadian federal income tax consequences of owning the Subscription Receipts;

●	whether the Subscription Receipts will be issued with any other Securities and, if so, the amount and terms of these Securities;

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●	any minimum or maximum subscription amount;

●	whether the Subscription Receipts are to be issued in registered form, “book-entry only” form, noncertificated inventory system form, bearer form or in the form of temporary or permanent global securities and the basis of exchange, transfer and ownership thereof;

●	any material risk factors relating to such Subscription Receipts and the Securities to be issued upon exchange of the Subscription Receipts;

●	any other rights, privileges, restrictions and conditions attaching to the Subscription Receipts and the Securities to be issued upon exchange of the Subscription Receipts; and

●	any other material terms or conditions of the Subscription Receipts and the Securities to be issued upon exchange of the Subscription Receipts.

The terms and provisions of any Subscription Receipts offered under a Prospectus Supplement may differ from the terms described above, and may not be subject to or contain any or all of the terms described above.

Prior to the exchange of any Subscription Receipts, holders of such Subscription Receipts will not have any of the rights of holders of the Securities for which the Subscription Receipts may be exchanged, including the right to receive payments of dividends or the right to vote such underlying securities.

DESCRIPTION OF UNITS

As of the date of this Prospectus, the Company has no Units outstanding. The Company may issue Units, separately or together, with Common Shares, Preferred Shares, Warrants or Subscription Receipts or any combination thereof, as the case may be. Each Unit would be issued so that the holder of the Unit is also the holder of each Security comprising the Unit. Thus, the holder of a Unit will have the rights and obligations of a holder of each applicable Security. The specific terms and provisions that will apply to any Units that may be offered by us pursuant to this Prospectus will be set forth in the applicable Prospectus Supplement. This description will include, where applicable:

●	the aggregate number of Units offered;

●	the price or prices, if any, at which the Units will be issued;

●	the manner of determining the offering price(s);

●	the currency at which the Units will be offered;

●	the Securities comprising the Units;

●	whether the Units will be issued with any other Securities and, if so, the amount and terms of these Securities;

●	any minimum or maximum subscription amount;

●	whether the Units and the Securities comprising the Units are to be issued in registered form, “book-entry only” form, non-certificated inventory system form, bearer form or in the form of temporary or permanent global securities and the basis of exchange, transfer and ownership thereof;

●	any material risk factors relating to such Units or the Securities comprising the Units;

●	certain material United States and Canadian federal income tax consequences of owning the Units;

●	any other rights, privileges, restrictions and conditions attaching to the Units or the Securities comprising the Units; and

●	any other material terms or conditions of the Units or the Securities comprising the Units, including whether and under what circumstances the Securities comprising the Units may be held or transferred separately.

The terms and provisions of any Units offered under a Prospectus Supplement may differ from the terms described above, and may not be subject to or contain any or all of the terms described above.

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PLAN OF DISTRIBUTION

The Company may from time to time during the 25-month period that this Prospectus, including any amendments hereto, remains valid, offer for sale and issue up to an aggregate of $300,000,000 in Securities hereunder.

This Prospectus does not constitute an offering of Securities and there is no certainty that an offering of Securities will complete during the 25-month qualification period of this Prospectus.

The Company may offer and sell the Securities to or through underwriters or dealers purchasing as principals, and may also sell directly to one or more purchasers or through agents or pursuant to applicable statutory exemptions. The Prospectus Supplement relating to a particular offering of Securities will identify each underwriter, dealer or agent, as the case may be, engaged by the Company in connection with the offering and sale of the Securities, and will set forth the terms of the offering of such Securities, including, to the extent applicable, any fees, discounts or any other compensation payable to underwriters, dealers or agents in connection with the offering, the method of distribution of the Securities, the initial issue price, the proceeds that the Company will receive and any other material terms of the plan of distribution. Any initial offering price and discounts, concessions or commissions allowed or re-allowed or paid to dealers may be changed from time to time.

In addition, the Securities may be offered and issued in consideration for the acquisition of other businesses, assets or securities by the Company or one of its subsidiaries. The consideration for any such acquisition may consist of the Securities separately, a combination of Securities or any combination of, among other things, Securities, cash and assumption of liabilities.

The Securities may be sold from time to time in one or more transactions at a fixed price or prices or at prices which may be changed or at market prices prevailing at the time of sale, at prices related to such prevailing prices or at negotiated prices, including sales in transactions that are deemed to be “at-the-market distributions” as defined in National Instrument 44-102 - Shelf Distributions of the Canadian Securities Administrators, including sales made directly on the CSE, Nasdaq, FSE or other existing trading markets for the Common Shares. The price at which the Securities will be offered and sold may vary from purchaser to purchaser and during the period of distribution.

In connection with the sale of the Securities, underwriters, dealers or agents may receive compensation from the Company or from other parties, including in the form of underwriters’, dealers’ or agents’ fees, commissions or concessions. Underwriters, dealers and agents that participate in the distribution of the Securities may be deemed to be underwriters for the purposes of applicable Canadian securities legislation and any such compensation received by them from the Company and any profit on the resale of the Securities by them may be deemed to be underwriting commissions.

In connection with any offering of Securities, except as otherwise set out in a Prospectus Supplement relating to a particular offering of Securities and other than in relation to an “at-the-market” distribution, the underwriters, dealers or agents, as the case may be, may over-allot or effect transactions intended to fix, stabilize, maintain or otherwise affect the market price of the Securities at a level other than those which otherwise might prevail on the open market. Such transactions may be commenced, interrupted or discontinued at any time.

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Underwriters, dealers or agents who participate in the distribution of the Securities may be entitled, under agreements to be entered into with the Company, to indemnification by the Company against certain liabilities, including liabilities under Canadian securities legislation and the U.S. Securities Act, or to contribution with respect to payments which such underwriters, dealers or agents may be required to make in respect thereof. Such underwriters, dealers and agents may be customers of, engage in transactions with, or perform services for, the Company in the ordinary course of business.

Unless otherwise specified in the applicable Prospectus Supplement, each series or issue of Securities (other than Common Shares) will be a new issue of Securities with no established trading market. Accordingly, there is currently no market through which the Securities (other than Common Shares) may be sold and purchasers may not be able to resell such Securities purchased under this Prospectus. This may affect the pricing of such Securities in the secondary market, the transparency and availability of trading prices, the liquidity of such Securities and the extent of issuer regulation. See “Risk Factors”.

CERTAIN CANADIAN AND UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

Owning any of the Securities may subject holders to tax consequences. The applicable Prospectus Supplement may describe certain Canadian federal income tax consequences to an initial investor who is a resident of Canada or a non-resident of Canada of acquiring, owning and disposing of any of the Securities offered thereunder. The applicable Prospectus Supplement may also describe certain United States federal income tax consequences of the acquisition, ownership and disposition of any of the Securities offered thereunder by an initial investor who is a U.S. Person (within the meaning of the U.S. Internal Revenue Code of 1986, as amended). Prospective investors should consult their own tax advisers prior to deciding to purchase any of the Securities.

RISK FACTORS

Before deciding to invest in any Securities, prospective investors of the Securities should consider carefully the risk factors and the other information contained and incorporated by reference in this Prospectus and the applicable Prospectus Supplement relating to a specific offering of Securities before purchasing the Securities, including those risks identified and discussed under the heading “Risk Factors” in the Form 20-F, which is incorporated by reference herein. See “Documents Incorporated by Reference”.

An investment in the Securities offered hereunder is highly speculative and involves a high degree of risk. The risks and uncertainties described or incorporated by reference herein are not the only ones the Company may face. Additional risks and uncertainties, including those that the Company is unaware of or that are currently deemed immaterial, may also become important factors that affect the Company and its business. If any such risks actually occur, the Company’s business, financial condition and results of operations could be materially adversely affected.

Prospective investors should carefully consider the risks below and in the Form 20-F and the other information elsewhere in this Prospectus and the applicable Prospectus Supplement and consult with their professional advisers to assess any investment in the Company.

The Company has a history of losses.

The Company has incurred net losses since its inception. The Company cannot assure that it can become profitable or avoid net losses in the future or that there will be any earnings or revenues in any future quarterly or other periods. The Company expects that its operating expenses will increase as it grows its business, including expending substantial resources for research, development and marketing. As a result, any decrease or delay in generating revenues could result in material operating losses.

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A shareholder’s holding in the Company may be diluted if the Company issues additional Common Shares or other securities in the future.

The Company may issue additional Common Shares or other securities in the future, which may dilute a shareholder’s holding in the Company. The Company’s articles permit the issuance of an unlimited number of Common Shares, and shareholders have no pre-emptive rights in connection with further issuances of any securities. The directors of the Company have the discretion to determine if an issuance of Common Shares or other securities is warranted, the price at which any such securities are issued and the other terms of issue of Common Shares or securities. In addition, the Company may issue additional Common Shares upon the exercise of incentive stock options to acquire Common Shares under its share compensation plan or upon the exercise or conversion of other outstanding convertible securities of the Company, which will result in further dilution to shareholders. In addition, the issuance of Common Shares or other securities in any potential future acquisitions, if any, may also result in further dilution to shareholder interests.

An investment in the Securities is not guaranteed and may result in the loss of an investor’s entire investment.

There is no guarantee that any investment in the Securities will earn any positive return in the short term or long term. Any investment in the Securities is highly speculative and involves a high degree of risk and should be undertaken only by investors whose financial resources are sufficient to enable them to assume such risks and who have no need for immediate liquidity in their investment. An investment in the Securities is appropriate only for investors who have the capacity to absorb a loss of some or all of their investment.

We will have broad discretion in the use of the net proceeds from the sale of Securities and may not use them to effectively manage our business.

Management of the Company will have broad discretion with respect to the application of net proceeds received by the Company from the sale of Securities under this Prospectus or a future Prospectus Supplement and may spend such proceeds in ways that do not improve the Company’s results of operations or enhance the value of the Common Shares or its other securities issued and outstanding from time to time. Any failure by management to apply these funds effectively could result in financial losses that could have a material adverse effect on the Company’s business or cause the price of the issued and outstanding securities of the Company to decline.

Maintenance of Successful Relationships with Counterparties

Management of the Company has broad discretion to enter into partnerships and similar arrangements with other industry participants, to evaluate and pursue future growth. In the past, the Company has announced partnerships or similar arrangements with AeroCine Ventures, Inc. d/b/a Vermeer, SkyeBrowse Inc., CODAN Communications, AgileMesh, Inc., Arabian Aero Investment LLC, Ulkatcho Group of Companies, Knightscope, Inc., Doddle Labs, UXV Technologies, Squamish Search and Rescue, ParaZero Technologies Ltd., the Institute for Drone Technologies, and other industry participants. Our counterparties often participate in the development of several different companies, including concepts and products that compete with ours, may not devote adequate resources to development of partnerships with the Company or the Company’s management may determine, after review and evaluation, that a partnership will not result in future growth for various business reasons. Accordingly, there is no guarantee that a partnership or similar arrangement announced by the Company will be maintained or result in the future growth of operations, financial conditions and prospects and accordingly investors should refer to the Company’s financial statements for additional information on these opportunities and their status.

The market price of the Common Shares may be highly volatile.

The market price of the Common Shares may be highly volatile and could be subject to wide fluctuations in response to a number of factors that are beyond our control, including but not limited to:

●	revenue or results of operations in any quarter failing to meet the expectations, published or otherwise, of the investment community;
●	actual or anticipated changes or fluctuations in our results of operations;
●	announcements by us or our competitors of new products or new or terminated significant contracts, commercial relationships or capital commitments;
●	rumors and market speculation involving us or other companies in our industry;
●	changes in our executive management team or the composition of the board of directors of the Company;
●	fluctuations in the share prices of other companies in the technology and emerging growth sectors;
●	general market conditions and macroeconomic trends driven by factors outside our control, such as pandemics and/or geopolitical conflicts, including supply chain disruptions, market volatility, inflation, and labor challenges, among other factors;
●	actual or anticipated developments in our business or our competitors’ businesses or the competitive landscape generally;
●	litigation involving us, our industry or both, or investigations by regulators into our operations or those of competitors;
●	announced or completed acquisitions of businesses or technologies by us or our competitors;

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●	new laws or regulations or new interpretations of existing laws or regulations applicable to our business;
●	shareholder activism and related publicity;
●	foreign exchange rates; and
●	other risk factors as set out in this Prospectus and in the documents incorporated by reference into this Prospectus.

If the market price of our Common Shares drops significantly, shareholders could institute securities class action lawsuits against us, regardless of the merits of such claims. Such a lawsuit could cause us to incur substantial costs and could divert the time and attention of our management and other resources from our business. This could harm our business, results of operations and financial condition.

There is no guarantee that an active trading market for our Common Shares will be maintained on the CSE and/or the Nasdaq. Investors may not be able to sell their Common Shares quickly or at the latest market price if the trading in our Common Shares is not active.

There is currently no market through which the Securities, other than the Common Shares, may be sold and, unless otherwise specified in the applicable Prospectus Supplement, none of the Warrants, Subscription Receipts or Units will be listed on any securities or stock exchange or any automated dealer quotation system. As a consequence, purchasers may not be able to resell Warrants, Subscription Receipts or Units purchased under this Prospectus or any Prospectus Supplement. This may affect the pricing of the Securities, other than the Common Shares, in the secondary market, the transparency and availability of trading prices, the liquidity of these securities and the extent of issuer regulation. There can be no assurance that an active trading market for the Securities, other than the Common Shares, will ever develop or, if developed, that any such market, including for the Common Shares, will be sustained.

Our Common Shares are currently listed on the CSE, Nasdaq, and FSE, however, our shareholders may be unable to sell significant quantities of Common Shares into the public trading markets without a significant reduction in the price of their Common Shares, or at all and there can be no guarantee that an active trading market for the Common Shares may be maintained. There can be no assurance that there will be sufficient liquidity of our Common Shares on the trading market, and that we will continue to meet the listing requirements of the CSE, the Nasdaq or any other public listing exchange.

United States investors may not be able to obtain enforcement of civil liabilities against us.

The Company is incorporated under the laws of British Columbia, Canada, and its principal executive offices are located in Canada. Most of the Company’s directors and officers and most of the experts named in this Prospectus reside outside of the United States and all or a substantial portion of the Company’s assets and the assets of these persons are located outside the United States. Consequently, it may not be possible for an investor to effect service of process within the United States on the Company or those persons. Furthermore, it may not be possible for an investor to enforce judgments obtained in United States courts based upon the civil liability provisions of United States federal securities laws or other laws of the United States against those persons or the Company. There is doubt as to the enforceability, in original actions in Canadian courts, of liabilities based upon United States federal securities laws and as to the enforceability in Canadian courts of judgments of United States courts obtained in actions based upon the civil liability provisions of the United States federal securities laws. Therefore, it may not be possible to enforce those actions against the Company, certain of the Company’s directors and officers or the experts named in this Prospectus.

INTERESTS OF EXPERTS

The following persons or companies are named as having prepared or certified a report, valuation, statement or opinion in this Prospectus, either directly or in a document incorporated herein by reference, and whose profession or business gives authority to the report, valuation, statement or opinion made by the expert.

DMCL LLP (formerly known as Dale Matheson Carr-Hilton LaBonte LLP) is the auditor of the Company and has confirmed that they are independent of the Company within the meaning of the Rules of Professional Conduct of the Institute of Chartered Professional Accountants.

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LEGAL MATTERS

Unless otherwise specified in a Prospectus Supplement relating to any Securities offered, certain legal matters in connection with the offering of Securities may be passed upon on behalf of Draganfly by DLA Piper (Canada) LLP as to legal matters relating to Canadian law and, if governed by United States law, by Lucosky Brookman LLP as to matters relating to United States law. As at the date hereof, (i) the partners and associates of DLA Piper (Canada) LLP, beneficially own, directly or indirectly, less than 1% of the outstanding Common Shares, and (ii) the partners and associates of Lucosky Brookman LLP, beneficially own, directly or indirectly, less than 1% of the outstanding Common Shares.

In addition, certain legal matters in connection with any offering of Securities will be passed upon for any underwriters, dealers or agents by counsel to be designated at the time of the offering by such underwriters, dealers or agents, as the case may be.

AUDITORS, REGISTRAR AND TRANSFER AGENT

Our auditors are DMCL LLP, Chartered Professional Accountants, located at 1500-1700, 1140 W Pender Street, Vancouver, BC V6E 4G1. DMCL LLP is independent with respect to the Company within the meaning of the Rules of Professional Conduct of the Chartered Professional Accountants.

The transfer agent and registrar for our Common Shares is Endeavour Trust Corporation at its principal office in Vancouver, British Columbia.

AGENT FOR SERVICE OF PROCESS

Certain directors and officers of the Company reside outside of Canada. As a result of the persons named below residing outside of Canada, each of them has appointed the following agent for service of process:

Name of Person or Company	Name and Address of Agent
Thomas Modly, Tim Dunnigan and Christopher Miller	DLA Piper (Canada) LLP, Suite 2700, 1133 Melville Street, Vancouver, British Columbia, Canada V6E 4E5

Purchasers are advised that it may not be possible for investors to enforce judgments obtained in Canada against any such person, even though they have each appointed an agent for service of process.

ENFORCEMENT OF CIVIL LIABILITIES

The Company is organized under the laws of British Columbia, Canada and its principal place of business is outside the United States. The majority of the directors and officers of the Company and the experts named under “Interest of Experts” herein are resident outside of the United States and a substantial portion of the Company’s assets and the assets of such persons are located outside of the United States. Consequently, it may be difficult for United States investors to effect service of process within the United States on the Company, its directors or officers or such experts, or to realize in the United States on judgments of courts of the United States predicated on civil liabilities under the U.S. Securities Act. Investors should not assume that Canadian courts would enforce judgments of United States courts obtained in actions against the Company or such persons predicated on the civil liability provisions of the United States federal securities laws or the securities or “blue sky” laws of any state within the United States or would enforce, in original actions, liabilities against the Company or such persons predicated on the United States federal securities or any such state securities or “blue sky” laws.

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The Company filed with the SEC, concurrently with the U.S. Registration Statement, an appointment of agent for service of process on Form F-X. Under the Form F-X, the Company appointed C T Corporation System, with an address at 28 Liberty Street, New York, NY 10005, as its agent for service of process in the United States in connection with any investigation or administrative proceeding conducted by the SEC, and any civil suit or action brought against or involving the Corporation in a United States court arising out of or related to or concerning the offering of Securities under the U.S. Registration Statement.

STATUTORY RIGHTS OF WITHDRAWAL AND RESCISSION

Securities legislation in certain of the provinces and territories of Canada provides purchasers with the right to withdraw from an agreement to purchase securities. This right may only be exercised within two business days after receipt or deemed receipt of a prospectus or a prospectus supplement relating to the securities purchased by a purchaser and any amendments thereto. In several of the provinces and territories, the securities legislation further provides the purchaser with remedies for rescission or, in some jurisdictions, revisions of the price or damages if the prospectus or a prospectus supplement relating to the securities purchased by a purchaser and any amendments thereto contain a misrepresentation or is not delivered to the purchaser, provided that such remedies for rescission, revisions of the price or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory.

However, purchasers of Common Shares distributed under an at-the market distribution by Draganfly do not have the right to withdraw from an agreement to purchase the Common Shares and do not have remedies of rescission or, in some jurisdictions, revisions of the price, or damages for non-delivery of the prospectus, prospectus supplement, and any amendment relating to the Common Shares purchased by such purchaser because the prospectus, prospectus supplement, and any amendment relating to the Common Shares purchased by such purchaser will not be sent or delivered, as permitted under Part 9 of National Instrument 44-102 - Shelf Distributions.

Any remedies under securities legislation that a purchaser of Common Shares distributed under an at-the-market distribution by Draganfly may have against Draganfly or its agents for rescission or, in some jurisdictions, revisions of the price, or damages if the prospectus, prospectus supplement, and any amendment relating to securities purchased by a purchaser contain a misrepresentation will remain unaffected by the non-delivery of the prospectus referred to above.

A purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for the particulars of these rights or consult with a legal advisor. Rights and remedies may also be available to purchasers under U.S. law; purchasers may wish to consult with a U.S. lawyer for particulars of these rights.

In addition, original purchasers of convertible, exchangeable or exercisable Securities (unless the Securities are reasonably regarded by the Company as incidental to the applicable offering as a whole) will have a contractual right of rescission against the Company in respect of the conversion, exchange or exercise of the convertible, exchangeable or exercisable Security. The contractual right of rescission will be further described in any applicable Prospectus Supplement, but will, in general, entitle such original purchasers to receive the amount paid for the applicable convertible, exchangeable or exercisable Security (and any additional amount paid upon conversion, exchange or exercise) upon surrender of the underlying Securities acquired thereby, in the event that this Prospectus (as supplemented or amended) contains a misrepresentation, provided that: (i) the conversion, exchange or exercise takes place within 180 days of the date of the purchase of the convertible, exchangeable or exercisable Security under this Prospectus; and (ii) the right of rescission is exercised within 180 days of the date of the purchase of the convertible, exchangeable or exercisable Security under this Prospectus.

In an offering of convertible, exchangeable or exercisable Securities, investors are cautioned that the statutory right of action for damages for a misrepresentation contained in the Prospectus is limited, in certain provincial securities legislation, to the price at which the convertible, exchangeable or exercisable Securities are offered to the public under the prospectus offering. This means that, under the securities legislation of certain provinces, if the purchaser pays additional amounts upon the conversion, exchange or exercise of the Security, those amounts may not be recoverable under the statutory right of action for damages that applies in those provinces. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province for the particulars of this right of action for damages or consult with a legal adviser.

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CERTIFICATE OF THE COMPANY

Dated: February 25, 2026

This short form prospectus, together with the documents incorporated in this prospectus by reference, will, as of the date of a particular distribution of securities under the prospectus, constitute full, true and plain disclosure of all material facts relating to the securities offered by this prospectus and the supplement as required by the securities legislation of each of the provinces of British Columbia, Ontario and Saskatchewan.

(Signed) Cameron Chell	(Signed) Paul Sun
Cameron Chell	Paul Sun
President and Chief Executive Officer and a Director	Chief Financial Officer

On behalf of the Board of Directors

(Signed) Denis Silva	(Signed) Scott Larson
Denis Silva	Scott Larson
Director	Director

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